3/11

Follow-Up Materials

06013341

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jardine Matheson Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 12 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2963

FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/11/06

AR/S
12-31-05

Jardine Matheson

Annual Report 2005

Jardines

Highlights

Underlying Profit Contribution from Core Businesses in 2005*

By Business


Jardine Pacific 17%
Jardine Motors Group 9%
Jardine Lloyd Thompson 6%
Hongkong Land 12%
Dairy Farm 23%
Mandarin Oriental 4%
Jardine Cycle & Carriage 5%
Astra 24%

By Geographical Area


Hong Kong and Mainland China 43%
Asia Pacific 47%
Europe 8%
North America (including interest) 2%

*Excluding corporate and other interests

Underlying Earnings per Share (US$)


0.44
0.65
0.83
1.12
1.33
01
02
03
04
05

Net Asset Value per Share (US$)


6.88
6.42
7.08
10.56
14.33
01
02
03
04
05

Jardine Matheson Holdings Limited
Jardine House
Hamilton
Bermuda

Contents

- Underlying earnings and net assets per share up strongly
- Full-year dividend up 13%
- Good profit growth at Astra and Dairy Farm
- Hongkong Land property portfolio value increases 34%
- Astra consolidated as a subsidiary
- Jardine Strategic acquires 20% interest in Rothschilds Continuation

Results

	2005 US$m	2004 US$m	Change %
Revenue	**11,929**	8,970	*33*
Profit for the year	**1,820**	1,383	*32*
Underlying profit attributable to shareholders*	**463**	394	*17*
Underlying profit including value added tax recovery in Jardine Motors Group*	**466**	440	*6*
Profit attributable to shareholders	**1,245**	947	*31*
Total equity	**8,977**	5,385	*67*
Shareholders' funds	**5,020**	3,639	*38*
	US$	US$	%
Underlying earnings per share*	**1.33**	1.12	*19*
Underlying earnings per share including value added tax recovery in Jardine Motors Group*	**1.34**	1.25	*7*
Earnings per share	**3.59**	2.69	*33*
Dividends per share	**0.45**	0.40	*13*
Net asset value per share	**14.33**	10.56	*36*

*The basis of calculation is set out in note 6 to the financial statements.

Chairman's Statement

Overview

Good performances from a majority of the Group's operations enabled Jardine Matheson to achieve a satisfactory increase in profits and shareholders' funds in 2005.

Performance

Jardine Matheson's underlying profit rose 17% in 2005 to US$463 million and underlying earnings per share rose 19% to US$1.33, benefiting from the effect of earlier share repurchases. Earnings were, however, flattered by certain mark to market foreign exchange hedging contracts, which produced gains in 2005 following losses in 2004. Without these, the Group's underlying profit growth would have been closer to 10%.

In terms of trading profit the main contributors to a successful year were Astra and Dairy Farm, which both produced fine results, together with continuing businesses within Jardine Pacific. The significant increase in total net profit for the period was primarily due to the Company's share of the 34% revaluation of Hongkong Land's investment properties, which was taken through the profit and loss account. Net assets per share rose 36% to US$14.33, which figure does not reflect the market value of the Group's listed subsidiaries and affiliates.

The Board is recommending a final dividend of US¢35.65 per share, which together with the interim dividend of US¢9.35 gives a total for the full year of US¢45.00 per share, an increase of 13% compared with US¢40.00 for the prior year.

Business Developments

In recent years Group companies have achieved good operating cash flows, improved earnings and stronger balance sheets. Advantage has also been taken of the low interest rate environment to secure long-term financing. The resultant sound financial position has supported broad capital expenditure programmes, dividend growth and the pursuit of opportunities for profitable expansion.

The Group's policy of broadening its earnings base by complementing its established North Asian business portfolio with investments in Southeast Asia is proving effective. Some 44% of underlying profit came from Southeast Asia in 2005, and it is expected that the region will remain a significant contributor.

A milestone was reached in August 2005 when Jardine Cycle & Carriage took its shareholding in Astra above 50% to make it a Group subsidiary. Astra is one of Indonesia's leading companies with a diversified portfolio of businesses primarily in the motor sector, and the investment has given the Group an exceptional exposure to one of Southeast Asia's most promising economies. In an active year, Astra Automotive opened its third Honda motorcycle plant in September, and Toyota's decision to make Indonesia the manufacturing base for a number of models bodes well for the motor industry in the country. Three strategic financial services partnerships were formed to support Astra's automotive and heavy equipment operations. Its agribusiness subsidiary is expanding its oil palm plantations, and the group has begun to develop infrastructure interests.

Jardine Cycle & Carriage's strategy of focusing on motor interests and its investment in Astra led to its decision to distribute in specie its majority shareholding in MCL Land, the Singapore-listed residential property developer. The distribution enabled Jardine Cycle & Carriage's shareholders to make their own investment decision when a cash offer for MCL Land was subsequently made by Hongkong Land. When the offer closed in February 2006 Hongkong Land had achieved a 77% interest.

Hongkong Land's own development pipeline is stronger than it has been for many years with interests in three major sites secured in 2005 for commercial and residential developments in Singapore, mainland China and Macau. Of its two residential projects in Hong Kong, work has commenced on the first site and is due to begin shortly on the second. These developments coupled with its stake in MCL Land will complement its prime Hong Kong investment portfolio.

The sale of two businesses by Jardine Pacific in 2005 has further refined its portfolio, and its operations are now concentrated on the areas of transport services, engineering and construction, restaurants and information technology. These businesses are being developed in Asia through organic growth and acquisition.

Jardine Motors is building its franchise portfolio in the United Kingdom by way of selective acquisitions, while in Southern China it has put in place a network of service centres that will form the backbone of a dealership structure once the regulations permit.

Recent structural and regulatory changes in the insurance broking industry have prompted Jardine Lloyd Thompson to undertake a strategic review of its operations so as to establish an appropriate response. The emphasis will be on cost control, operational efficiency and the active development of those areas where the company has the strength in depth to compete effectively.

Dairy Farm is steadily building its established retail operations and expanding into new markets, including mainland China. It has increased its direct shareholding in its Indonesian affiliate, and the potential for its supermarket and health and beauty businesses in India has improved with the introduction of new partners and a new management team.

Achieving international recognition of the quality of its brand has been a key factor in Mandarin Oriental's ability to attract a growing number of luxury hotel and resort prospects. Expansion continued in 2005 with the opening of new hotels in Hong Kong and Tokyo and the announcement of four new management contracts. With a portfolio of 21 hotels in operation and eight under development representing some 8,500 rooms, Mandarin Oriental is well on its way to reaching its goal of operating 10,000 rooms in key destinations.

Jardine Strategic has acquired a 20% shareholding in Rothschilds Continuation Holdings, a holding company within the Rothschild group and the parent company of N M Rothschild & Sons, rekindling a relationship that began in 1838 when Jardine Matheson was appointed as agent for Rothschild in China. In addition to its successful core investment banking business, Rothschild is involved in commercial banking, private banking and the private equity sector.

People

On 31st March 2006 Percy Weatherall is stepping down as Managing Director, although he will remain on the Board. I would like to express our appreciation for his valuable stewardship during a period that has seen consistent growth in earnings. Anthony Nightingale will take over as Managing Director on 1st April 2006.

We were saddened by the untimely death of Brian Keelan in August 2005. His wise presence on the Board is missed.

In a year that has seen good progress being made across the Jardine Matheson Group, I would like to thank all those working within our businesses for their achievements.

Outlook

Asia, and not least Hong Kong, remains one of the most attractive areas for business in the world. Throughout the Region, Jardine Matheson's operations continue to pursue numerous avenues to sustain growth in shareholder value, based on sound finance and the achievement of leadership in their chosen fields.

After a number of years of outstanding profit increases, the effects on some Asian economies of higher interest rates and oil prices may dampen results in the current year, particularly in Indonesia. The longer-term prospects for Jardine Matheson, however, remain encouraging.

Henry Keswick
Chairman

29th March 2006

Jardine Matheson Group

Jardine Pacific

A holding company with a select portfolio representing many of the Group's non-listed Asian businesses, principally in transport services, engineering and construction, restaurants and IT services. (100%)

Jardine Motors Group

A group engaged in the distribution, sales and service of motor vehicles in Hong Kong, Macau and the United Kingdom, and with a growing presence in mainland China. (100%)

JARDINE LLOYD THOMPSON Group plc

A leading listed insurance broker, risk management adviser and employee benefit services provider, combining specialist skills in the London insurance market with an international network. (30%)

Jardine Strategic

A listed company holding most of the Group's major listed interests, including 53% of Jardine Matheson. (80%)

(Figures in brackets show effective ownership by Jardine Matheson as at 10th April 2006.)

Hongkong Land

A listed property group with some 5 million sq. ft of prime commercial property in central Hong Kong and further high quality commercial and residential developments in Asia. (44%)

Dairy Farm

A listed pan-Asian retail group operating over 3,160 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)

MANDARIN ORIENTAL THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 29 deluxe and first class hotels worldwide, including eight under development. (74%)

Rothschilds Continuation

An unlisted holding company within the Rothschild group with various financial services interests, including the investment bank N M Rothschild & Sons. (20%)

Jardine Cycle & Carriage

A Singapore-listed holding company with an interest of just over 50% in the listed Indonesian conglomerate, Astra International, and motor trading interests in Southeast Asia. (63%)

ASTRA international

The largest Indonesian motor group, manufacturing, assembling and distributing motor vehicles and components in partnership with industry leaders such as Toyota and Honda.

Astra's financial services businesses consist of consumer finance (principally automobile and motorcycle), insurance and a 32% interest in Bank Permata.

Astra's other interests include heavy machinery; mining contracting; oil palm plantations; and distribution of office automation products and IT services.

(Figures in brackets show effective ownership by Jardine Strategic as at 10th April 2006.)

The Jardine Matheson Group is an Asian-based conglomerate with a broad portfolio of businesses. The Group's strategy is to build its operations into market leaders across Asia, each with the support of Jardine Matheson's extensive knowledge of the Region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Managing Director's Review

Group Review

Jardine Pacific's earnings from its continuing businesses grew, although its total results reflected the absence of profits from businesses sold. There were some good performances from its aviation and shipping operations and from restaurants in Hong Kong and Taiwan, but the results were mixed in the engineering and construction sector where Gammon has only just begun to show signs of recovery. Interests in Pacific Finance and EastPoint were sold during the year. The decision of HACTL's largest customer to develop its own cargo terminal at Hong Kong's international airport will impact profitability in the medium term. Losses are also continuing at River Trade Terminal in which the group has a 14% stake. The outlook for Jardine Pacific in 2006 remains promising, but growth in earnings will depend largely on the extent of Gammon's improvement.

Jardine Motors' continuing businesses have performed well. In the United Kingdom its dealerships increased sales of new cars despite an overall decline in the market, and the results were supplemented by the resolution of property exposures within provisions. The group maintained its high market share in Hong Kong, ending the year with a good order book. In Southern China its service centre chain now awaits the necessary regulatory approvals to establish itself as a dealership network. Its prospects remain satisfactory, although the 2006 result is not expected to benefit from further property related gains in the United Kingdom.

Jardine Lloyd Thompson had a difficult year despite new business wins in its Risk & Insurance operation due to the continued soft market, cost and fee pressures and the expiry of some of its favourable US dollar hedging contracts. Trading profit increased in its Employee Benefits Group, where resources are being devoted to the business opportunities being presented by pension legislation in the United Kingdom. Under a new chief executive officer, the company is conducting a thorough review of its operations and announcing changes to increase efficiency and improve client service. It is, however, unlikely that these changes will have an immediate material impact on performance in current market conditions.

Hongkong Land recorded significant increases in asset values as the Hong Kong commercial property market improved, and its rental renewals began to turn strongly positive. The extensive refurbishment and redevelopment undertaken in recent years of both the office and retail components of its Central portfolio has enhanced the benefits arising from the current positive cycle. Hongkong Land is also expanding regionally, with three joint-venture stakes in major development sites being secured in 2005 to lay the foundation for future profit growth. Its residential business also took a step forward with the acquisition of a controlling interest in Singapore-based MCL Land in early 2006 at a cost of US$307 million. The timing of residential completions will again hold back earnings in 2006, but with the benefit of positive rental reversions the prospects for 2007 are excellent.

Dairy Farm's multi-format retail operations are continuing to perform well and the group is building its presence in its established markets across Asia. At the year end it was operating 3,165 stores, including 41 hypermarkets in Malaysia, Indonesia and Singapore which have become an important element of its growth strategy. It has increased its direct shareholding in its Indonesian affiliate, and its prospects in India have been improved with the introduction of new joint-venture partners. Expansion is taking place in mainland China, Macau and Thailand, and its restaurant associate has recently acquired the Genki Sushi chain in Hong Kong.

Mandarin Oriental achieved strong earnings growth in 2005 as a result of improved room rates and the contribution from recently opened hotels. The company's finances have also benefited from the sale of its Hawaiian hotel property interest in 2005, followed by the sale of The Mark hotel in New York in 2006. Properties under development have risen to eight and, with increasing brand recognition, further hotel management contracts can be expected to follow. Mandarin Oriental's trading performance should continue to improve, although results in 2006 will be affected by the eight-month closure of its Hong Kong flagship hotel for a US$140 million renovation.

Jardine Cycle & Carriage's underlying profit was maintained in 2005 as a good performance by Astra compensated for a reduced contribution from MCL Land and lower motor earnings following the withdrawal from Australasia. Astra became a 50.1% subsidiary during the year and its results have been consolidated for the first time, which has required the inclusion of an additional month of Astra's earnings to align its accounting period. In December 2005, Jardine Cycle & Carriage's shareholders approved a dividend in specie of the company's 65.6% shareholding in MCL Land, leaving the group focused on motor interests in Southeast Asia and its strategic investment in Astra.

All of Astra's major businesses performed above expectation in the first nine months of the year, but weakened in the last quarter as the economy slowed in Indonesia. Its automotive interests were strong for most of the year, and there was further growth in its market-leading vehicle financing operations. A significant increase in sales of heavy equipment was achieved, and its mining contracting subsidiary, Pama, performed well. Astra's strategy is to concentrate on the development of its six core businesses of automotive, heavy equipment, financial services, agribusiness, IT services and infrastructure. While the recent economic slowdown in Indonesia is likely to affect Astra's performance in 2006, its prospects for continued growth in the medium term are good.



240
210
180
150
120
90
60
30
0
01
02
03
04
05

Underlying Profit Contribution from Core Businesses*
(US$ million)
*Excluding corporate and other interests

North Asia
Others
Southeast Asia

Finance

The Group requires that its businesses remain soundly financed; to allow for adequate investment in their operations and to support measured expansion. The Jardine Matheson Group consolidated net debt at the end of the year was US$1.8 billion, excluding the borrowings of its Indonesian finance companies. Gearing was 20% at 31st December 2005, while the average tenor of the Group's debt is some 4.6 years. At the centre, Jardine Matheson itself had virtually no net debt at the year end.

The financial status of the Group's individual operations is also good. Dairy Farm ended the year with no net debt, while Astra's underlying financial position is now robust with strong cash flows and limited exposure to the US dollar. Mandarin Oriental has significantly improved its balance sheet and ended the year with its gearing sharply reduced.

Group companies have also taken advantage of the low interest rate environment to access capital markets and lengthen the term of their indebtedness. Hongkong Land raised a total of US$815 million with two bond issues, while United Tractors in Indonesia arranged a US$140 million loan facility on advantageous terms.

Going Forward

Our businesses are trading well and the longer-term outlook is promising.

Percy Weatherall
Managing Director

29th March 2006


必勝批重要元素:大同世界的關懷
Pizza Hut
商界展關懷
caringcompany

Jardine Pacific represents a significant number of the Group's non-listed interests in Asia. While encompassing a wide range of industry sectors, Jardine Pacific's select portfolio of businesses comprises highly motivated market leaders, well positioned for growth.

Jardine Pacific

Operating Review

	2005 (US$m)	2004 (US$m)	Change (%)
Underlying profit attributable to shareholders	90	94	(4)
Shareholders' funds	330	326	1

- Businesses continuing to perform steadily
- Record throughput at HACTL
- Good result from Restaurants in Hong Kong and Taiwan
- Selective disposals allow focus on larger businesses and release value

Jardine Pacific's result for 2005 reflected some good performances from its continuing businesses. Underlying profit of US$90 million was only 4% lower despite the absence of profits from businesses sold in 2004. Shareholders' funds were increased by 1% to US$330 million, and the return on average shareholders' funds, excluding non-recurring items, increased to 27%. The company's interests in Pacific Finance and EastPoint were sold during the year.

HACTL produced another year of record volumes and its profit contribution rose by 14% to US$33 million. Jardine Aviation Services also benefited from increased activity at Hong Kong International Airport and achieved a profit of US$9 million, up 12%. River Trade Terminal, in which the group has a 14% investment, continued to face a very difficult operating environment. Jardine Shipping Services suffered from industry-wide rate declines and its contribution was reduced to US$7 million.

Gammon began to show signs of recovery following a US$8 million loss in 2004. Jardine Schindler benefited from strong markets in both Hong Kong and Singapore and produced a 22% increase in earnings, with Jardine Pacific's share being US$13 million. Jardine Engineering Corporation's profit was US$10 million as continuing operations generally performed well following the sale in 2004 of its Caterpillar dealerships in Taiwan and Hawaii.

Jardine OneSolution continued to experience lower margins and saw profit slip to US$6 million. Jardine Restaurants' continuing operations in Hong Kong and Taiwan produced good earnings growth recording a profit of US$13 million.

While the outlook for Jardine Pacific's businesses in 2006 remains positive, disposals made during 2005 will impact earnings and growth will depend largely on the extent of Gammon's improvement.


76
81
77
94
90
01
02
03
04
05

Underlying Profit Attributable to Shareholders (US$ million)


14
18
19
26
27
01
02
03
04
05

Return on Average Shareholders' Funds* (%)

*Excluding non-recurring items

全新平治S系列


S OG 6219

智者享受　尊貴獨有

▶ 智者的優勢，見於洞悉先機，駕取未來的能力。平治全新S系列，秉承平治力求創新的傳統，再次鑄造現代汽車典範，注入多項尖端科技，締造極至舒適的豪華駕駛體驗，享受，尊貴獨有；風範，與眾不同。

▶ 獨領風騷，處之泰然。只因新一代S系列車廂以水平線設計，劃出更寬敞舒適的空間，配襯瑰麗桃木裝潢，讓智者昂首闊步，縱橫萬里；備有十六項電動調整的真皮坐椅，提供護脊及氣壓電動按摩功能，眉宇間悠然舒泰，豁然開朗；還有附加4區域THERMOTRONIC恆溫冷暖系統，全車盡享悠然之風，倍添寫意。

▶ 澎湃動力，誘發領導本色。新一代S350L及S500L分別配備全新V6及V8引擎，併發馬力高達272匹及388匹，耗油量低、加速力強，讓您瞬間翱翔極至；配合7-G TRONIC七前速DIRECT SELECT自動波箱，轉檔不留痕跡，操控、享受，高人一等。

▶ 超過40項創新科技，唯我獨尊。PRE-SAFE安全系統，預先感應危困，讓駕駛者得到全面保障。Adaptive Front Airbags及Sidebags設計周全，前後座乘客的安全得到多方位照顧。Night View Assist夜間照明輔助系統，就算置身昏暗環境，仍能透視路面情況，無懼障礙。

▶ 平治S系列豪華轎車，不朽經典，別具創見。請親臨仁孚行陳列室，或致電2895 7288及瀏覽www.zungfu.com，見證與眾不同的領袖風采。

Mercedes-Benz

型號	售價(港幣)
平治S350L / S500L	HK$1,280,000起* / 1,498,000起*

*車輛售價包括首次登記稅、香港版標準及兩年原廠保用。

仁孚行有限公司 www.zungfu.com　香港及澳門平治汽車獨家代理　怡和集團成員之一 • 利園陳列室：銅鑼灣恩平道28號利園二期B01及G01號舖　電話：(852) 2895 7339
黃埔花園陳列室：寶來街50號仁孚停車場大廈地下　電話：(852) 2764 6919 • 澳門陳列室：氹仔南京街雄昌花園第二座地下　電話：(853) 831 283

Jardine Motors Group

Jardine Motors Group is engaged in the distribution, sales and service of motor vehicles and in related activities including financing and contract hire. It has operations in Hong Kong, Macau and the United Kingdom, and with a growing presence in mainland China.

Operating Review

	Revenue		Underlying profit attributable to shareholders*		Shareholders' funds	
	2005 (US$m)	2004 (US$m)	2005 (US$m)	2004 (US$m)	2005 (US$m)	2004 (US$m)
Hong Kong and Mainland China	448	350	24	21	70	61
United Kingdom	1,630	1,631	21	15	125	111
Corporate	–	–	(1)	(2)	(31)	(20)
	2,078	1,981	44	34	164	152
Discontinued businesses	–	101	3	6	14	60
	2,078	2,082	47	40	178	212

*Excluding value added tax recovery.

- Leading market share in Hong Kong luxury car market maintained
- Profitable growth in mainland China operations
- Good performance from UK dealerships

Jardine Motors benefited from improvements in most of its major businesses in 2005 with underlying net profit from continuing businesses increasing by 29% to US$44 million.

In Hong Kong, Zung Fu maintained its high Mercedes-Benz market share in a slightly reduced new car market. The launch of new models in the last quarter of 2005 enabled it to build up a healthy order book for delivery in 2006. The performance of its service centres remained strong, while results from commercial vehicles and car parks were steady. The relatively new Hyundai passenger car franchise also achieved an improved performance with a good contribution from aftersales. The Mercedes-Benz operations in Macau had a good year.

Zung Fu has continued to expand its service centre network in Southern China, while withdrawing from those territories outside of its main areas of focus, and has achieved a significantly improved profit.

In the United Kingdom there was an improvement in the underlying dealership operating profit as growth was achieved in new vehicle volumes against the background of an overall decline in the market. Appleyard Vehicle Contracts, the vehicle leasing joint venture, increased the size of its fleet and produced satisfactory results despite falls in used car residual values. The resolution of certain property exposures within previously made provisions enhanced the results, as did lower finance charges following a reduction in debt. The dealership portfolio in the United Kingdom continues to be strengthened by the addition of selective franchises.



2,507
1,975
1,910
2,082
2,078
01
02
03
04
05

Revenue (US$ million)



51
39
46
40
47
01
02
03
04*
05*

Underlying Profit Attributable to Shareholders (US$ million)

*Excluding value added tax recovery


seeing eye to eye
• broking
• risk management
• employee benefits
• related consultancy
• specialist retail
• wholesale
• reinsurance
• industry specialities
focusing on the needs of clients
JARDINE LLOYD THOMPSON
6 Crutched Friars
London EC3N 2PH
Telephone +44 (0) 20 7528 4000
Facsimile +44 (0) 20 7528 4500
www.jltgroup.com
Client services will be provided under contract by the relevant
operating companies within the Jardine Lloyd Thompson Group plc.

JARDINE LLOYD THOMPSON
Group plc

Jardine Lloyd Thompson is a leading insurance broker, risk management adviser and employee benefit services provider. The UK listed company combines specialist skills in the London insurance market with an extensive network of offices worldwide.

Operating Review

	2005 (US$m)	2004 (US$m)	Change (%)*
Turnover	878	858	3
Profit before tax, exceptional items and impairment charges	139	176	(20)
Earnings per share excluding exceptional items and impairment charges (US¢)	45.11	58.47	(22)

*Based on the change in UK sterling, being the reporting currency of Jardine Lloyd Thompson.

- Competitive insurance market impacts performance
- Results also affected by currency and cost pressures
- Growth in UK Employee Benefits business
- Strategic review of operations underway

Jardine Lloyd Thompson's turnover for 2005 was US$878 million, an increase of 3%. Trading profit, being turnover less expenses and excluding exceptional items and impairment charges, was 21% lower at US$120 million. Profit before tax, exceptional items and impairment charges was US$139 million, compared to US$176 million in 2004.

The competitive insurance market conditions that prevailed throughout the year intensified in the second half. The Risk & Insurance group's turnover grew by 4% to US$716 million, but trading profit fell 26% to US$118 million, producing a trading margin of 16% compared to 23% for 2004. The hurricanes in 2005 impacted only those sectors directly affected, such as energy and property catastrophe, which represent only 15% of Risk & Insurance revenue. Otherwise, there is ongoing downward pressure on pricing, and intense competition between brokers for market share is putting further pressure on fees. The results were also affected by lower profits from JLT Risk Solutions, due in part to adverse currency movements, and reduced earnings from placement or market services agreements.

The Employee Benefits Group's turnover increased by 6% and trading profit was up 13% at US$24 million, reflecting a trading margin of 15%. The Employee Benefits business in the United Kingdom achieved an increase in turnover of 19%, and the trading margin of 16% exceeded the long-term goal of 15% for the first time. In the United States, however, the trading margin fell from 15% to 12%, reflecting an increasingly competitive operating environment and sale of a non-core business.

A review of JLT's operations has been initiated by its new chief executive officer, which will allow JLT to refine its strategy in response to the challenges it faces. Changes have already been announced, including the planned merger of its UK based insurance broking businesses. While the company is expected to benefit from areas of expansion and improved efficiencies, these will be largely offset in 2006 by the highly competitive markets and continuing pressure on fees.


504
586
707
858
878
01
02
03
04
05
Turnover (US$ million)


122
154
187
176
139
01*
02*
03*
04
05
Profit Before Tax, Exceptional Items, Goodwill Amortization and Impairment Charges (US$ million)

*Reported under UK GAAP

Are you?

CENTRAL

Hongkong Land

Hongkong Land

Hongkong Land is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality commercial and residential projects in Asia.

Operating Review

	2005 (US$m)	2004 (US$m)	Change (%)
Operating profit excluding non-recurring items	**244**	268	(9)
Underlying profit attributable to shareholders	**188**	197	(5)
Adjusted net asset value per share* (US$)	**3.86**	2.73	41

*Based on shareholders' funds excluding deferred tax on revaluation surpluses of investment properties.

- Hong Kong office market continues to strengthen
- Adjusted net assets per share up 41%
- New development sites in Singapore, Macau and mainland China
- 77% of MCL Land acquired
- Full-year dividend up 14%

The broad-based recovery in the Hong Kong commercial property market continued throughout 2005. This led to the absorption of the additional office space completed in Central in recent years and robust growth in the retail sector. Capital values and rents in both these sectors rose significantly. Hongkong Land's office rental reversions turned positive during 2005, but the benefit to earnings was offset by reduced profits from the residential sector where there were fewer completions. Consequently, Hongkong Land's underlying earnings reduced 5% to US$188 million. A 34% rise in the value of Hongkong Land's investment property portfolio to US$9,779 million led to its adjusted net asset value per share increasing 41% to US$3.86.

Progress was made in its existing development projects. In Singapore, 70% of its joint-venture development at One Raffles Quay has been pre-committed ahead of completion in 2006. In Beijing, the second phase of its residential development, Central Park, was completed during the year, and the third phase currently under construction has been substantially pre-sold. In Hong Kong, work is commencing on two residential development sites.

Three major sites were secured in 2005 that will provide a strong development pipeline and complement the group's prime investment portfolio. In July, the Business and Finance Centre site in Singapore was won by a consortium comprising Hongkong Land and its partners in One Raffles Quay. In Chongqing, in Western China, a joint venture with the Longhu group won the right to develop an excellent 450,000 sq. m gross site. In Macau, a joint venture with Shun Tak Holdings Limited is to develop a prime site that will comprise high-end residential apartments, a luxury shopping podium and a luxury hotel.

In February 2006 the company completed a cash offer for MCL Land, in which it acquired a 77% interest at a cost of US$307 million. The acquisition gives scale to Hongkong Land's expanding residential property business and provides a platform for growth in Southeast Asia.

The outlook for Hongkong Land's office portfolio remains good, although the lack of residential completions will hold back its 2006 result. Its development pipeline and the positive rental cycle give confidence for its future progress.



8.94
8.64
7.82
8.86
8.42
213
192
174
197
188
01
02
03
04
05

Underlying Profit Attributable to Shareholders (US$ million)
— Underlying Earnings per Share (US¢)



2.72
2.22
1.89
2.73
3.86
01
02
03
04
05

Adjusted Net Asset Value per Share (US$)



5.24
5.08
4.69
4.04
3.78
01
02
03
04
05

Hong Kong Portfolio Average Office Rent (US$ per sq. ft per month)


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Dairy Farm

Dairy Farm, a listed company, is a leading pan-Asian retailer. The group, together with its associates, operates over 3,160 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants.

Operating Review

	2005 (US$m)	2004 (US$m)	Change (%)
Sales including associates	5,539	5,116	8
Underlying profit attributable to shareholders	190	165	16
Cash flows from operating activities	352	305	16

- Strong performance in all major markets
- Asset disposals raise US$135 million
- Special dividend of US¢25 per share paid
- Underlying profit increases 16%

Dairy Farm's sales, including associates, increased by 8% to US$5.5 billion in 2005, supported by recent acquisitions and favourable economic conditions in most of its major markets. Underlying profit rose 16% to US$190 million. The group ended the year with no net debt despite the payment of a special dividend of US$334 million in May.

Dairy Farm's operations in North Asia performed well increasing sales by 12% and profits by 18%. An improving economy in Hong Kong helped Wellcome to make further gains, and Mannings health and beauty stores produced another fine result. An acquisition in late 2004 underpinned a much better performance from 7-Eleven. A strong second half helped Wellcome Taiwan to record a good year. In Guangdong, 7-Eleven continued its expansion, while Mannings has reached 11 stores after its first full year of operation. South Korean associate, Olive Young, ended 2005 with 25 outlets. IKEA in Hong Kong and Taiwan recorded a decline in underlying profit in a challenging environment; two new stores are scheduled to open in Taiwan in 2006.

The underlying results of the group's Hong Kong-based restaurant associate, Maxim's, were flat having been affected by strong competition and closure costs. In early 2006, it completed the acquisition of a majority interest in the 18-outlet Genki Sushi chain.

South Asia produced excellent growth with sales up by 33% and profits up by 26%. The group's operations in both Singapore and Malaysia performed well, and Indonesia continued to improve. These businesses now operate 41 Giant hypermarkets. New partners and a fresh management team in India have significantly enhanced the prospects for its supermarket and health and beauty businesses there.

Dairy Farm increased its direct shareholding in its Indonesian supermarket affiliate, Hero, from 12% to 44% during the year, and holds a further 25% interest through exchangeable bonds. The restructuring of the group's Malaysian property portfolio through a sale and leaseback transaction was completed at year end, and further properties in Indonesia and Singapore were also sold under sale and leaseback arrangements. Dairy Farm entered new markets in 2005 with Mannings and 7-Eleven opening in Macau and Guardian starting up in Bangkok, all with promising results. Management remains focused on developing retail operations in Asia, both organically and through acquisitions.


3,714
3,965
4,499
5,116
5,539
01*
02*
03
04
05

Sales including Associates (US$ million)

*Excluding discontinued operations


33
102
128
165
190
01
02
03
04
05

Underlying Profit Attributable to Shareholders (US$ million)


145
149
179
109
155
01
02
03
04
05

Capital Expenditure and Investments (gross) (US$ million)


She's a fan.
MANDARIN ORIENTAL
THE HOTEL GROUP

MANDARIN ORIENTAL
THE HOTEL GROUP SM

Mandarin Oriental is an international hotel investment and management group with a portfolio of 29 deluxe and first class hotels worldwide, including eight under development. The listed company holds equity in many of its hotels.

Operating Review

	2005 (US$m)	2004 (US$m)	Change (%)
Combined total revenue of hotels under management	815	667	22
Profit before interest and tax	69	56	23
Cash flows from operating activities	73	47	54

- Increasing room rates drive earnings growth
- Gains from sale of ownership
  - Hawaii hotel in 2005
  - The Mark, New York in 2006
- Eight new hotels under development

Mandarin Oriental's results benefited from increasing room rates as demand in many cities strengthened. Net profit in 2005 was US$41 million, excluding a post-tax gain of US$36 million arising from a disposal of its hotel property interest in Hawaii. This compares with US$29 million in 2004, which had benefited from a US$10 million investment writeback. There were significant profit increases at the group's wholly-owned Hong Kong hotels, with its other subsidiary hotels also producing better results, including the recently opened property in Washington D.C. Operating results from associates and joint ventures rose with good performances from hotels in Macau, Miami, New York and Singapore.

The group's balance sheet was strengthened following the conversion of its 6.75% convertible bonds into shares in early 2005 and the receipt of US$97 million from the Hawaii sale. The US$150 million sale of The Mark hotel in New York was completed in February 2006, and a gain of some US$35 million arising from the disposal will be recognized in the 2006 results.

The international visibility of the Mandarin Oriental brand has been enhanced considerably in recent years with the opening of select properties in key destinations and the renovation of existing flagships. Its original flagship hotel, Mandarin Oriental, Hong Kong, closed at the end of December 2005 for a US$140 million eight-month renovation. Mandarin Oriental, Tokyo opened at the year end, and followed the successful opening of The Landmark in Hong Kong in August. While the group has ceased to manage the Hotel Royal Monceau in Paris, its luxury hotels and resorts under development in Prague, on Hainan Island in China and in Riviera Maya, Mexico will open over the next 12 months, with Boston following in late 2007. New management contracts were also announced for hotel developments in Chicago, Grand Cayman, Las Vegas and Macau. The group now operates 21 hotels around the world with a further eight hotels under development, representing a total of some 8,500 rooms.

Markets are expected to remain favourable for Mandarin Oriental in 2006 with room rates benefiting from growing demand and limited new supply. While the temporary closure of Mandarin Oriental, Hong Kong will inevitably hold back the group's results in 2006, the effect will be partially offset by increasing contributions from new properties.


528
548
541
667
815
01
02
03
04
05

Combined Total Revenue by Geographical Area (US$ million)

Europe
North America
Southeast Asia
Hong Kong & Macau


31
46
29
56
69
01
02
03
04
05

Profit Before Interest and Tax (US$ million)


TOYOTA
Kebanggaan Tak Sebatas Kata
KIJANG INNOVA
Memang Tiada Duanya
TOYOTA HOTLINE 6513333
http://www.toyota.co.id
http://www.kijanginnova.com
PT TOYOTA-ASTRA MOTOR
Jl. Laksda Yos Sudarso Sunter II - Jakarta 14330

Jardine Cycle & Carriage

Jardine Cycle & Carriage is a Singapore-listed holding company with a shareholding of just over 50% in the listed Indonesian conglomerate, Astra International, and interests in motor trading in Southeast Asia.

Operating Review

	2005 (US$m)	2004 (US$m)	Change (%)
Revenue	3,798	1,500	153
Underlying profit attributable to shareholders	299	294	2
Shareholders' funds	1,579	1,269	24

- Strong performance from Astra which is now a subsidiary
- Fewer residential property completions
- Underlying earnings per share marginally up
- Distribution in specie of MCL Land shareholding

Jardine Cycle & Carriage's underlying profit after tax and minority interests rose 2% to US$299 million as a good performance from Astra compensated for reduced contributions from its property and motor interests. Jardine Cycle & Carriage increased its shareholding in Astra to 50.1% during the year and, as a subsidiary, its results are now consolidated. Astra's US$275 million contribution for 2005 does, however, include an extra month of earnings required to align the consolidation on a same-month basis; it had previously been equity accounted one month in arrear as an associate. Excluding the profit for the month of December 2004, the contribution from Astra would have been US$256 million.

Growth in the Indonesian motor car and motorcycle markets was strong for most of 2005, and Astra was able to improve its market share. Its financial services businesses also benefited from this growth. There was, however, a significant decline in demand in the final quarter in response to fuel price increases and rising interest rates, and this negative sentiment is expected to persist into 2006. A new US$140 million Honda factory with an annual capacity of one million units was opened by the President of Indonesia in September 2005. Astra's heavy equipment division produced a good performance from both Komatsu sales and contract mining operations in 2005. Profit from agribusiness was slightly below the previous year, although prospects remain good and Astra Agro Lestari is expanding its oil palm plantation interests. Astra has acquired a 34% stake in a toll road project, and is looking to participate in other new infrastructure projects announced by the Indonesian Government.

Jardine Cycle & Carriage's directly-held continuing motor operations in Singapore, Malaysia and Indonesia produced higher earnings in 2005, but the overall contribution declined 16% to US$29 million following the withdrawal from Australia and New Zealand. In early 2006 a new 18,600 sq. m Mercedes-Benz flagship showroom was opened in Singapore, and new facilities have also been opened in Malaysia.

MCL Land made progress during the year in the marketing and construction of development properties. Its underlying profit contribution to the group, however, was significantly lower as profit was recognized on only one completed project in 2005, compared to two more substantial projects in the prior year. In December 2005, shareholders approved the distribution in specie of the company's 65.6% interest in MCL Land, which was implemented on 25th January 2006.



1,444
1,214
1,384
1,500
3,798
01*
02
03
04
05

Revenue (US$ million)



68
120
186
294
299
01*
02
03
04
05

Underlying Profit Attributable to Shareholders (US$ million)



1.82
2.50
2.95
3.80
4.69
01*
02
03
04
05

Net Asset Value per Share (US$)

*Reported under Singapore GAAP

Successful Finale of "Health In Mind" 2004-05 Programme

Programme to expand from eight participating schools to ten in the 2005-06 period



Group photo of the Health in Mind programme participants

More than 100 student advocates, teachers, health partners, Jardine Ambassadors and sponsors attended the closing ceremony of the "Health in Mind – Youth Mental Health Promotion Programme 2004–05" that was held at the Exchange Square – Rotunda, Central on July 9, 2005.

Mr. Y.K. Pang, Director of Jardine Matheson – the Programme's sponsor, said in his opening address that the company supported the mental health sector as it received less support compared to other sectors.

"Building on our experience from the two year pilot project, this year we doubled the number of participating schools from four to eight and reached over 10,000 student advocates, teachers and parents," he said.

Established in 2002, the Health in Mind – Youth Mental Health Promotion Programme is co-organized by Health InfoWorld of the Hospital Authority, and "Mindset", a Jardines' philanthropy initiative on mental health led by Jardine Ambassadors.

Empowering Student Advocates

The Programme aims to empower student advocates with knowledge and skills to enhance their mental wellness as well as to reduce stigmatization on mental health.

Hospital Authority's Head of Corporate Communications Mr. K.T. Poon, who also spoke at the ceremony, said since the Programme started, more than 20,000 students, teachers, and parents had benefited and all Programme participants showed that "they care".

Jardine Ambassador, Roy Leung of Jardine Engineering Corporation, said the Programme would be expanded from eight participating schools to ten in the 2005-06 period.

Elton Chan of Jardine Matheson, a Jardine Ambassador who is responsible for the Health in Mind Programme, said for the term 2004-2006, there were 23 Jardine Ambassadors, including 13 who are working on this in-school programme.

Participating Schools

At the ceremony, participation certificates were presented to all student advocates and representatives of the eight participating schools. They included Lui Ming Choi Lutheran College, T.W.G.H.s Lee Ching Dea Memorial College, Ho Tung Secondary School, Lingnan Dr. Chung Wing Kwong Memorial School, T.A.C.C. Woo Hong Fai Secondary School, HKTA The Yuen Yuen Institute No.1 Secondary School, P.O.C.A. Wong Siu Ching Secondary School and Ha Kwai Chung Government Secondary School.

Mr. Nicholas Sallnow-Smith, Hongkong Land's Chief Executive, presented certificates to student advocates and Health Partners in recognition of their services.

Mr. K.T. Poon presented souvenirs to speakers including Dr Antoinette Lee, Mrs Rachel Poon, Dr Tsang, F.K., Mr Charles Pau, Ms Sonia Chang and Mrs Dorothy Chan. He also presented souvenirs to representatives of Volunteer Service Partners from Caritas Jockey Club Lai King Rehabilitation Centre, Castle Peak Hospital, Kowloon Hospital, Kwai Chung Hospital, Mental Health Association of Hong Kong Hin Kin House, Mental Health Association of Hong Kong Lei Cheung Uk House, Po Leung Kuk Shek Kip Mei Vocational Services Centre and TWGHs Yeung Sing Memorial Long Stay Care House.

For more information, please visit www.healthinmind.org.hk.



Co-organized by: 健康資訊天地 Health InfoWorld · Mindset · Jardine Ambassadors 怡和親善大使

Supported by: Education 教育統籌局 and Manpower Bureau · YMCA

People and the Community

MINDSET is the Jardine Matheson Group's philanthropy initiative intended to make a difference in the area of mental health. Led by the Jardine Ambassadors, the MINDSET programme aims to raise awareness and understanding of mental health issues and provide meaningful support for this sector.

Contributing to the Community

Mindset

Since 1982, the Jardine Matheson Group has been a significant contributor to social welfare causes in Hong Kong through the Jardine Ambassadors Programme, which brings together young executives from the Group to engage in community activities. The main focus of the Programme is now centred on the mental health sector through MINDSET.

MINDSET recorded a number of achievements in 2005. The third year of the Health in Mind programme, working alongside the Hospital Authority in eight secondary schools, was successfully completed. A Job Placement Programme was expanded across the Group companies in Hong Kong to provide training and employment opportunities to rehabilitated individuals. The Ambassadors also continued to organize patient support activities with two specialist hospitals and other mental health organizations.

To provide funding for MINDSET over and above donations from Group companies, a range of fund raising initiatives were undertaken; the most popular being the 'Walk Up Jardine House' that raised over US$193,000 in 2005. Group companies such as Wellcome Hong Kong, Mandarin Oriental and JEC were active in raising additional funds for MINDSET.

MINDSET also supported the mental health sector in the form of cash donations. In particular, it funded the renovation of premises at Castle Peak Hospital to provide a community centre, named MINDSET Club, for patients and their families. In Southern China, MINDSET and Group companies have been providing funding to the Guangdong Special Children Parent Club. (www.mindset.org.hk)

Other Philanthropic Activities

Elsewhere, a wide range of charitable activities were undertaken by Group businesses. For example, Mannings Hong Kong donated the sales proceeds of new sunscreen products to the Hong Kong Cancer Fund and Jardine Lloyd Thompson donated matching funds of £10,000 for the West London Action for Children, The Prostate Cancer Charity and The Royal British Legion. Jardine Cycle & Carriage donated S$50,000 to the Institute of Mental Health. It also made contributions to the arts and the Singapore Stock Exchange Bull Run 2005 in support of various beneficiaries.

Providing Expertise

Group executives are active on external management boards and professional and advisory bodies where they provide expertise and knowledge. These activities are encouraged, as they contribute to the development of the communities and the business sectors in which the Group operates.

Supporting our People

We support our people with various management training and development programmes. A good example is the central recruitment of graduates who attain a Chartered Institute of Management Accountants (CIMA) qualification at the end of their first three years with the Group; an approach that brings a rare balance of management breadth and financial depth, and readies them for leadership positions. Another example is the Director Development Initiative, which provides senior operating managers with the opportunity to meet chief executives from some of the world's most admired companies.

Encouraging Higher Education

In 2005, five students from Singapore, Malaysia, Hong Kong and mainland China were awarded scholarships by the Jardine Foundation to pursue their studies in the United Kingdom. Scholarships are available for selected colleges at Oxford and Cambridge Universities and scholars are chosen for their academic ability, potential, leadership qualities and community participation. Since its establishment in 1982, the Foundation has granted scholarships to 94 students from Bermuda, Hong Kong, mainland China, Japan, Malaysia, Singapore, Indonesia and Thailand. (www.jardine-foundation.org)

Jardine Cycle & Carriage's scholarship is presented yearly to three outstanding undergraduates from the Singapore Management University. Astra, through the Toyota-Astra Foundation, provides scholarships and other educational programmes. In 2005, the Toyota-Astra Foundation, together with Astra, offered almost 8,000 scholarships to students from elementary to post-graduate schools.

Financial Review

Accounting Policies

There has been no change in the accounting policies adopted by the Group during the course of 2005.

The Group continues to encourage the International Accounting Standards Board to revise standards where they do not produce financial results which reflect the economic substance of business activities. In this respect, it is not believed that the current requirement to provide deferred tax on the revaluation surplus on leasehold investment properties is appropriate in jurisdictions in which there is no capital gains tax. Similarly, the Group believes it is inconsistent not to allow certain leasehold own use properties, such as hotels, which have characteristics similar to investment properties to be revalued for financial reporting purposes.

Results

Following the increase in the Group's interest in Astra to over 50% in August 2005, Astra's results have been consolidated as a subsidiary undertaking.

Revenue increased by 33% to US$11,929 million with the inclusion of Astra for the first time being the principal contributor. Underlying operating profit was US$655 million, an increase of 61%. This reflected the consolidation of the results of Astra for five months of the year and higher contributions from Dairy Farm and Mandarin Oriental, partially offset by a reduction from Jardine Cycle & Carriage due to lower completions of property development projects in MCL Land. The overall operating profit also included gains from the disposal of the Group's interest in Pacific Finance, EastPoint and Mandarin Oriental's Hawaiian property, while the 2004 results included a repayment of value added tax in Jardine Motors, profit on asset disposals in Dairy Farm and an impairment loss on the Group's investment in J.P. Morgan Chase.

There was also a 9% increase in the Group's share of underlying results of associates and joint ventures to US$499 million. The impact of equity accounting

	2005 US$m	2004 US$m
Operating cash flow of subsidiary undertakings	**315**	489
Dividends from associates and joint ventures	**311**	241
Operating activities	**626**	730
Capital expenditure and investments	**(164)**	(159)
Cash flow before financing	**462**	571

Summarized Cash Flow

Astra's results for only seven months instead of for a full year as in 2004 was more than offset by the inclusion of 100% of Astra's share of the profit from its associates from August 2005.

Financing charges increased due to higher interest expense, offset by fair value gains on economic hedges which accounting standards require to be taken through the profit and loss account.

The underlying effective tax rate for the year was 32%, compared with 25% in 2004.

Underlying earnings per share increased 19% to US$1.33 reflecting a 17% increase in underlying profit to US$463 million and the full-year impact of the repurchase of own shares in 2004. The growth in underlying earnings was primarily due to increased contributions from Astra and Dairy Farm, together with the impact of the fair value gains on economic hedges. The overall profit attributable to shareholders for the year of US$1,245 million included a surplus on the revaluation of investment properties in Hongkong Land and profit from the sale of various businesses. Overall earnings per share were US$3.59.

Dividends

The Board is recommending a final dividend of US¢35.65 per share, giving a total dividend of US¢45.00 per share for the year. The dividends are payable in cash with a scrip alternative.

Cash Flow

Cash flow from operating activities for the year was an inflow of US$626 million. This represented a reduction of US$104 million on the previous year due to an increase in the level of working capital, mainly in Jardine Cycle & Carriage's development projects in MCL Land and higher financing debtors in Astra. Capital expenditure for the year before disposals amounted to US$602 million. This included US$458 million for the purchase of tangible assets, mainly in Dairy Farm and Astra, US$187 million for a 20% interest in Rothschilds Continuation Holdings and an investment of US$251 million in shares of Group companies, partially offset by Astra's cash and cash equivalents of US$454 million at the date of consolidation. The sale of the Group's interest in Pacific Finance, Mandarin Oriental's Hawaiian property and Dairy Farm's property portfolio in Malaysia contributed US$59 million, US$97 million and US$96 million, respectively, to Group cash flow.



9,000
7,500
6,000
4,500
3,000
1,500
0
01
02
03
04
05
Net Debt
Total Equity

Net Debt* and Total Equity (US$ million)

*Excluding net debt of finance companies

Asset Valuation

The Group's share of the surplus arising from the revaluation of investment properties amounted to US$664 million, which has been credited to the consolidated profit and loss account. The Group's other properties were also revalued at the year end resulting in an attributable net surplus, after tax, of US$40 million being recognized in reserves.

The value of the Group's other investments were remeasured at their fair values at the year end resulting in an attributable net surplus of US$45 million, which was recognized in reserves.

Risk Management and Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the investment. The investment of the Group's cash resources is managed so as to minimize risk while seeking to enhance yield.

In the course of these activities the Group enters into derivative financial instruments. Its treasury functions are, however, specifically prohibited from undertaking transactions unrelated to underlying financial exposures.

Funding

At the year end, undrawn committed facilities exceeded US$2.0 billion. In addition, the Group had available liquid funds of over US$1.6 billion. Overall net borrowings, excluding those relating to Astra's finance companies, increased by some US$170 million to US$1.8 billion, representing 20% of total equity. Total equity was enhanced by the surplus on the revaluation of investment properties in Hongkong Land and consolidation of Astra's total assets. Overall, the Group's funding arrangements are designed to keep an appropriate balance between equity and debt, both short and long term, to give flexibility to develop the business.

James Riley
Chief Financial Officer

29th March 2006

Directors' Profiles

Henry Keswick*

CHAIRMAN

Mr. Henry Keswick joined the Group in 1961 and has been a Director of its holding company since 1967. He is chairman of Matheson & Co. and Jardine Strategic, and a director of Dairy Farm, Hongkong Land, Mandarin Oriental and Rothschilds Continuation Holdings. He is also vice chairman of the Hong Kong Association.

A.J.L. Nightingale*

MANAGING DIRECTOR

Mr. Nightingale joined the Board in 1994 and was appointed as Managing Director in April 2006. He has served in a number of executive positions since joining the Group in 1969. He is chairman of Jardine Cycle & Carriage, Jardine Matheson Limited, Jardine Motors Group and Jardine Pacific; and a commissioner of Astra. He is also managing director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. Mr. Nightingale is a past chairman of the Hong Kong General Chamber of Commerce, chairman of the Business Facilitation Advisory Committee established by the Financial Secretary in Hong Kong, a council member of the Hong Kong Trade Development Council, a Hong Kong representative to the APEC Business Advisory Council and a member of the Greater Pearl River Delta Business Council.

Jenkin Hui

Mr. Hui joined the Board in 2003. He is a director of Hongkong Land, Jardine Strategic, Central Development and a number of property and investment companies.

Simon Keswick*

Mr. Simon Keswick joined the Group in 1962 and has been a Director of its holding company since 1972. He is a director of Matheson & Co., chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Strategic. He is also a director of The Fleming Mercantile Investment Trust.

R.C. Kwok

Mr. Kwok was appointed a Director of the Group's holding company in 1972. He is a Chartered Accountant and joined the Group in 1964. He is a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

C.G.R. Leach*

Mr. Leach joined the Board in 1984 after a career in banking and merchant banking. He is a director of Matheson & Co., deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Strategic, Mandarin Oriental and Rothschilds Continuation Holdings.

Dr Richard Lee

Dr Lee joined the Board in 1999. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is the chairman of TAL Apparel. He is also a director of Hongkong Land and Mandarin Oriental.

Percy Weatherall

Mr. Weatherall joined the Board in 1999 and was Managing Director of the Company from February 2000 to March 2006. He held a number of senior positions since first joining the Group in 1976 until his retirement from executive office in 2006. He is also a director of Matheson & Co., Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

*Executive Director

Chief Financial Officer
James Riley

Group General Counsel
Jonathan Gould

Group Strategy
Mark Greenberg

Company Secretary
C.H. Wilken

Registered Office

Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Profit and Loss Account

	Note	2005 US$m	2004 US$m
Revenue	1	11,929	8,970
Cost of sales		(9,131)	(6,871)
Gross profit		2,798	2,099
Other operating income		356	330
Selling and distribution costs		(1,593)	(1,305)
Administration expenses		(695)	(442)
Other operating expenses		(56)	(198)
Operating profit	2	810	484
Financing charges	3	(154)	(138)
Share of results of associates and joint ventures excluding change in fair value of investment properties		523	526
Increase in fair value of investment properties		814	611
Share of results of associates and joint ventures	4	1,337	1,137
Profit before tax		1,993	1,483
Tax	5	(173)	(100)
Profit for the year		1,820	1,383
Attributable to:			
Shareholders of the Company	25	1,245	947
Minority interests		575	436
		1,820	1,383
		US$	US$
Earnings per share	6		
– basic		3.59	2.69
– diluted		3.55	2.67

Consolidated Balance Sheet

	Note	2005 US$m	2004 US$m
Assets			
Intangible assets	*7*	**1,753**	853
Tangible assets	*8*	**2,404**	1,423
Investment properties	*9*	**178**	153
Plantations	*10*	**383**	–
Associates and joint ventures	*11*	**5,157**	4,059
Other investments	*12*	**686**	688
Financing and other debtors	*13*	**1,286**	1
Deferred tax assets	*15*	**103**	58
Pension assets	*16*	**152**	136
Non-current assets		**12,102**	7,371
Properties for sale	*17*	**–**	286
Stocks and work in progress	*18*	**1,491**	800
Trade, financing and other debtors	*19*	**2,411**	656
Current tax assets		**56**	18
Bank balances and other liquid funds	*20*		
– non-finance companies		**1,503**	1,300
– finance companies		**187**	–
		1,690	1,300
		5,648	3,060
Non-current assets classified as held for sale	*21*	**690**	149
Current assets		**6,338**	3,209
Total assets		**18,440**	10,580

Approved by the Board of Directors

Percy Weatherall
A.J.L. Nightingale
Directors

29th March 2006

	Note	2005 US$m	2004 US$m
Equity			
Share capital	22	**151**	148
Share premium and capital reserves	24	**21**	4
Revenue and other reserves	25	**5,629**	4,164
Own shares held	27	**(781)**	(677)
Shareholders' funds		**5,020**	3,639
Minority interests	28	**3,957**	1,746
Total equity		**8,977**	5,385
Liabilities			
Long-term borrowings	29		
– non-finance companies		**2,631**	2,382
– finance companies		**1,005**	–
		3,636	2,382
Deferred tax liabilities	15	**481**	159
Pension liabilities	16	**176**	153
Non-current provisions	30	**16**	6
Other non-current liabilities	31	**66**	33
Non-current liabilities		**4,375**	2,733
Creditors and accruals	32	**2,922**	1,807
Current borrowings	29		
– non-finance companies		**619**	507
– finance companies		**1,169**	–
		1,788	507
Current tax liabilities		**128**	79
Current provisions	30	**54**	68
		4,892	2,461
Liabilities directly associated with non-current assets classified as held for sale	21	**196**	1
Current liabilities		**5,088**	2,462
Total liabilities		**9,463**	5,195
Total equity and liabilities		**18,440**	10,580

Consolidated Statement of Recognized Income and Expense

	2005 US$m	2004 US$m
Surpluses on revaluation of intangible assets	468	–
Surpluses on revaluation of properties	77	62
Gains on revaluation of other investments	48	63
Actuarial gains on defined benefit pension plans	14	34
Net exchange translation differences	(84)	(24)
Gains/(losses) on cash flow hedges	24	(8)
Tax on items taken directly to equity	(173)	(28)
Net income recognized directly in equity	374	99
Transfer to profit and loss on disposal and impairment of other investments	(20)	124
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	(1)	36
Transfer to profit and loss in respect of cash flow hedges	–	5
Profit for the year	1,820	1,383
Total recognized income and expense for the year	2,173	1,647
Attributable to:		
Shareholders of the Company	1,421	1,178
Minority interests	752	469
	2,173	1,647

Revaluation of intangible assets represents that part of the increase in fair value of Astra's and PT Hero Supermarket's identifiable net assets that is attributable to the Group's previously held interests in those companies on the date they became subsidiary undertakings.

Consolidated Cash Flow Statement

	Note	2005 US$m	2004 US$m
Operating activities			
Operating profit		810	484
Interest income		(56)	(14)
Depreciation and amortization	*34(a)*	249	161
Other non-cash items	*34(b)*	(38)	(9)
(Increase)/decrease in working capital	*34(c)*	(361)	27
Interest received		55	16
Interest and other financing charges paid		(165)	(111)
Tax paid		(179)	(65)
		315	489
Dividends from associates and joint ventures		311	241
Cash flows from operating activities		626	730
Investing activities			
Purchase of Astra	*34(d)*	320	(319)
Purchase of other subsidiary undertakings	*34(e)*	(101)	(169)
Purchase of associates and joint ventures	*34(f)*	(303)	(69)
Purchase of other investments		(24)	(20)
Purchase of land use rights		(12)	(10)
Purchase of tangible assets		(458)	(194)
Purchase of investment properties		(18)	(1)
Purchase of plantations		(6)	-
Sale of subsidiary undertakings	*34(g)*	80	210
Sale of associates and joint ventures	*34(h)*	173	49
Sale of other investments	*34(i)*	40	66
Sale of land use rights		33	79
Sale of tangible assets		63	36
Sale of investment properties		49	183
Cash flows from investing activities		(164)	(159)
Financing activities			
Issue of shares		13	15
Repurchase of shares		-	(204)
Capital contribution from minority shareholders		4	7
Drawdown of borrowings		9,735	5,636
Repayment of borrowings		(9,516)	(5,578)
Dividends paid by the Company		(76)	(68)
Dividends paid to minority shareholders		(199)	(64)
Cash flows from financing activities		(39)	(256)
Effect of exchange rate changes		(2)	8
Net increase in cash and cash equivalents		421	323
Cash and cash equivalents at 1st January		1,263	940
Cash and cash equivalents at 31st December	*34(j)*	1,684	1,263

Principal Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards, including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The following new standards, amendments and interpretations to existing standards, which are relevant to the Group's operations, were published but effective for accounting periods beginning on or after 1st January 2006 or later periods:

IAS 39 (amended 2005)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (amended 2005)	The Fair Value Option
IAS 1 (amended 2005)	Capital Disclosures
IAS 39 and IFRS 4 (amended 2005)	Financial Guarantee Contracts
IFRS 7	Financial Instruments: Disclosures
IFRIC 4	Determining whether an Arrangement contains a Lease

The Directors anticipate that the adoption of these standards and interpretations in future periods would have no material impact on the results of the Group.

The principal operating subsidiary undertakings, associates and joint ventures have different functional currencies in line with the economic environments of the locations in which they operate. The consolidated financial statements are presented in United States Dollars.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 8 to 21.

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are entities over which the Group has the power to govern the financial and operating policies. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by subsidiary undertakings are eliminated from shareholders' funds and minority interests, and profit respectively.

(b) Associates are entities, not being subsidiary undertakings or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

Rothschilds Continuation Holdings AG ('Rothschilds') has a financial year end of 31st March. The company publishes audited financial statements annually and prepares half-year unaudited financial statements. The results of Rothschilds are included in these financial statements by reference to its latest half-year and annual financial statements adjusted for the effects of significant transactions or events that occur up to the balance sheet date.

(c) Minority interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of entities other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures, and of financial instruments which are designated as hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. Exchange differences on other non-current investments are dealt with in reserves as part of the gains and losses arising from changes in their fair value. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1st January 2003 are treated as assets and liabilities of the foreign entity and translated into United States Dollars at the rate of exchange ruling at the year end.

Impairment

Assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Intangible Assets

(a) Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary undertaking, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognized directly in the consolidated profit and loss account. Goodwill on acquisitions of subsidiary undertakings is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investment in associates and joint ventures. Goodwill is tested annually for impairment and carried at cost, after netting off accumulated amortization at 31st December 2003, less accumulated impairment loss.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures includes the carrying amount of goodwill relating to the entity sold.

(b) Franchise rights, which are rights under franchise agreements, are separately identified intangible assets acquired as part of a business combination. These franchise agreements are deemed to have indefinite lives because either they do not have any term of expiry or their renewals would be probable and would involve negligible costs, taking into account the history of renewal and the relationships between the franchisee and the contracting parties. Franchise rights are tested annually for impairment and carried at cost less accumulated impairment loss.

(c) Land use rights are payments to acquire long-term interests in owner-occupied property. These payments are stated at cost and are amortized over the useful life of the lease which includes the renewal period if the lease can be renewed without significant cost.

(d) Intangible assets other than goodwill, franchise rights and land use rights are stated at cost less accumulated amortization. Amortization is calculated on the straight line basis to allocate the cost of intangible assets over their estimated useful lives.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as the most reliable basis of allocating open market value to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in asset revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The principal rates in use are as follows:

Buildings	up to 25%
Surface, finishes and services of hotel properties	$3\frac{1}{3}$ – 25%
Leasehold improvements	over period of the lease
Plant and machinery	5 – 50%
Furniture, equipment and motor vehicles	2 – 50%

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account.

Plantations

Plantations principally comprise oil palm plantations. Immature plantations include costs incurred for field preparation, planting, fertilizing and maintenance, borrowing costs incurred on loans used to finance the development, and an allocation of other attributable costs based on hectares planted. These costs approximate their fair values. Plantations are considered mature three to four years after planting and once they are generating average annual fresh fruit bunches of four to six tons per hectare. Plantations are measured at each balance sheet date at their fair values, representing the present value of expected net cash flows from the assets in their present location and condition determined annually by independent qualified valuers, less estimated point of sale costs. Changes in fair values are recorded in the consolidated profit and loss account.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(b) Liquid investments, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a) Amount due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

(b) Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Properties for Sale
Properties for sale are stated at the lower of cost and net realizable value.

Stocks and Work in Progress
Stocks, which principally comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. The cost of finished goods and work in progress comprises raw materials, labour and an appropriate proportion of overheads.

Financing and Other Debtors
Financing and other debtors are measured at amortized cost using the effective interest method. The gross amount due from customers for contract work is stated at cost plus an appropriate proportion of profit, established by reference to the percentage of completion, and after deducting progress payments and provisions for foreseeable losses.

Provision for impairment of financing and other debtors is established when there is objective evidence that the outstanding amounts will not be collected or based on an assessment with reference to historical loss experience. Bad debts are written off during the year in which they are identified.

Financing and other debtors with maturities greater than twelve months after the balance sheet date are classified under non-current assets.

Cash and Cash Equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, restricted bank balances and deposits are included as non-current assets under financing and other debtors, and bank overdrafts are included in current borrowings.

Provisions
Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs
Borrowings are initially recognized at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On issue of bonds which are convertible into ordinary shares of the issuing entity, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds. On the issue of convertible bonds which are not convertible into the issuing entity's own shares, the fair value of the conversion option component is determined and included in non-current liabilities, and the residual amount is allocated to the carrying amount of the bond. Any conversion option component included in non-current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Borrowings are classified under non-current liabilities unless their maturities are within twelve months after the balance sheet date.

Deferred Tax
Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee Benefits

(a) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses are recognized in full in the year in which they occur, outside profit or loss, in the consolidated statement of recognized income and expense.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

(b) Share-based compensation

The Company and its subsidiary undertakings and associates operate a number of employee share option schemes. The fair value of the employee services received in exchange for the grant of the options in respect of shares in the Company or in its subsidiary undertakings and associates is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the consolidated profit and loss account.

Non-current Assets Held for Sale

Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the consolidated profit and loss account over the residual period to maturity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account.

The fair value of derivative financial instruments is classified as a non-current asset or liability if the remaining maturities of the derivative financial instruments are greater than twelve months.

Financial Guarantee Contracts

Financial guarantee contracts under which the Group accepts significant risk from a third party by agreeing to compensate that party on the occurrence of a specified uncertain future event are accounted for in a manner similar to insurance contracts. Provisions are recognized when it is probable that the Group has obligations under such guarantees and an outflow of resources embodying economic benefits will be required to settle the obligations.

Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes. For the purpose of calculating diluted earnings per share, profit attributable to shareholders is adjusted for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and the weighted average number of shares is adjusted for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Scrip dividends are accounted for as a bonus issue. The nominal amount of the ordinary shares issued as a result of election for scrip is capitalized out of the share premium account or other reserves, as appropriate.

Revenue

Revenue consists of the gross inflow, excluding sales taxes, of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to customers, revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably, and revenue from consumer financing and financing leases is recognized over the term of the respective contracts based on a constant rate of return on the net investment.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below.

(a) Acquisition of subsidiary undertakings, associates and joint ventures

The initial accounting on the acquisition of subsidiary undertakings, associates and joint ventures involves identifying and determining the fair values to be assigned to the identifiable assets, liabilities and contingent liabilities of the acquired entities. The fair values of franchise rights, land use rights, tangible assets, investment properties and plantations are determined by independent valuers by reference to market prices or present value of expected net cash flows from the assets. Any changes in the assumptions used and estimates made in determining the fair values, and management's ability to measure reliably the contingent liabilities of the acquired entity will impact the carrying amount of these assets and liabilities.

(b) Tangible fixed assets and depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are valued every three years by independent valuers. In the intervening years the Group reviews the carrying values and adjustment is made where there has been a material change. In arriving at the valuation of land and buildings, assumptions and economic estimates have to be made.

Management determines the estimated useful lives and related depreciation charges for the Group's tangible fixed assets. Management will revise the depreciation charge where useful lives are different to those previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(c) Investment properties

The fair values of investment properties are determined by independent valuers on an open market for existing-use basis calculated on the net income allowing for reversionary potential.

In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalization rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

(d) Impairment of assets

The Group tests annually whether goodwill and other assets that have indefinite useful lives suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

The guidance of IAS 39 (amended 2004) is followed in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

(e) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally relate to tax losses, depends on the management's expectation of future taxable profit that will be available against which the tax losses can be utilized. The outcome of their actual utilization may be different.

As required by International Financial Reporting Standards, provision for deferred tax is made on the revaluation of investment properties held under operating leases on the basis that their values would be recovered through use rather than through sale.

(f) Pension obligations

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions.

Notes to the Financial Statements

1 Revenue

	2005 US$m	2004 US$m
By business:		
Jardine Pacific	**1,024**	1,093
Jardine Motors Group	**2,078**	2,082
Dairy Farm	**4,749**	3,956
Mandarin Oriental	**399**	337
Jardine Cycle & Carriage	**1,087**	1,500
Astra		
– automotive	**1,483**	–
– financial services	**321**	–
– agribusiness	**156**	–
– heavy equipment	**620**	–
– other	**28**	–
	2,608	–
Less inter-segment transactions	**(18)**	–
	2,590	–
	11,927	8,968
Other activities	**2**	2
	11,929	8,970
By geographical location of customers:		
Australasia	**–**	99
Europe	**1,737**	1,733
Hong Kong and Mainland China	**3,509**	3,142
North America	**94**	289
Northeast Asia	**563**	520
Southeast Asia	**6,026**	3,187
	11,929	8,970

Jardine Matheson has eight principal businesses, as more fully described on page 4 and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Jardine Pacific includes a number of business segments. Each business segment contributes less than 10% of the Group's revenue, segment results and assets.

Northeast Asia includes Japan, South Korea and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Operating Profit

	2005 US$m	2004 US$m
By business:		
Jardine Pacific	105	67
Jardine Motors Group	68	123
Dairy Farm	237	265
Mandarin Oriental	115	44
Jardine Cycle & Carriage	64	91
Astra		
– automotive	42	–
– financial services	25	–
– agribusiness	60	–
– heavy equipment	73	–
– other	3	–
	203	–
Less inter-segment transactions	(5)	–
	198	–
	787	590
Corporate and other interests	23	(106)
	810	484
The following items have been charged/(credited) in arriving at operating profit:		
Amortization of land use rights	8	3
Depreciation of tangible assets	241	158
Impairment of goodwill	1	–
Impairment of other investments	3	135
Operating expenses arising from investment properties	1	5
Cost of stocks and properties for sale recognized as expense	9,129	6,742
Employee benefit expense		
– salaries and benefits in kind	1,062	936
– share options granted	2	2
– defined benefit pension plans *(refer note 16)*	41	19
– defined contribution pension plans	50	25
	1,155	982
Operating leases		
– minimum lease payments	395	356
– contingent rents	3	1
– subleases	(16)	(14)
	382	343
Net foreign exchange gains	(8)	–
Value added tax recovery (including interest) in Jardine Motors Group *(refer note 6)*	(4)	(55)
Interest income	(56)	(14)
Income from other investments	(34)	(25)
Rental income		
– investment properties	(4)	(14)
– other	(19)	(19)
	(23)	(33)
Fair value gain on conversion option component of 4.75% Guaranteed Bonds *(refer note 31)*	–	(7)

3 Financing Charges

	2005 US$m	2004 US$m
Interest expense		
– bank loans and advances	98	52
– bonds and other loans	72	68
	170	120
Fair value loss on cash flow hedges	3	3
Fair value (gain)/loss on economic hedges of net investment in foreign entities	(22)	11
Commitment and other fees	3	4
	154	138

4 Share of Results of Associates and Joint Ventures

	2005 US$m	2004 US$m
By business:		
Jardine Pacific	64	55
Jardine Motors Group	8	13
Jardine Lloyd Thompson	47	32
Hongkong Land	87	110
Dairy Farm	29	21
Mandarin Oriental	12	12
Jardine Cycle & Carriage	193	283
Astra	82	–
Corporate and other interests	1	–
	523	526
Increase in fair value of investment properties		
– Hongkong Land	813	611
– other	1	–
	1,337	1,137

Results are shown after tax and minority interests.

5 Tax

	2005 US$m	2004 US$m
Current tax		
– charge for the year	147	106
– under/(over) provision in prior years	15	(4)
Deferred tax	11	(2)
	173	100
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	161	149
Income not subject to tax	(54)	(75)
Expenses not deductible for tax purposes	39	45
Tax losses and temporary differences not recognized	13	18
Utilization of previously unrecognized tax losses and temporary differences	(24)	(25)
Recognition of previously unrecognized tax losses and temporary differences	10	(14)
Deferred tax assets written off	3	4
Deferred tax liabilities written back	(6)	(5)
Under/(over) provision in prior years	15	(4)
Withholding tax	15	5
Other	1	2
	173	100

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

Tax includes United Kingdom tax of US$2 million *(2004: US$2 million)* and is after netting off US$1 million *(2004: US$9 million)* related to value added tax recovery in Jardine Motors Group *(refer note 6)*.

6 Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$1,245 million *(2004: US$947 million)* and on the weighted average number of 347 million *(2004: 352 million)* shares in issue during the year.

Diluted earnings per share are calculated on profit attributable to shareholders of US$1,243 million *(2004: US$946 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 350 million *(2004: 355 million)* shares in issue during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions 2005	2004
Weighted average number of shares in issue	**347**	352
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**3**	3
Weighted average number of shares for diluted earnings per share	**350**	355

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below:

	2005 US$m	2005 Basic earnings per share US$	2005 Diluted earnings per share US$	2004 US$m	2004 Basic earnings per share US$	2004 Diluted earnings per share US$
Underlying profit	**463**	**1.33**	**1.32**	394	1.12	1.11
Value added tax recovery in Jardine Motors Group	**3**			46		
Underlying profit including value added tax recovery	**466**	**1.34**	**1.33**	440	1.25	1.24
Increase in fair value of investment properties	**664**			503		
Other adjustments	**115**			4		
	779			507		
Profit attributable to shareholders	**1,245**	**3.59**	**3.55**	947	2.69	2.67

6 Earnings Per Share *(continued)*

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	2005 US$m	2004 US$m
Increase in fair value of investment properties		
– Hongkong Land	647	484
– other	17	19
	664	503
Sale and closure of businesses		
– EastPoint	23	–
– Pacific Finance	22	–
– Kahala Mandarin Oriental	22	–
– Hawaiian restaurant operations	–	17
– Asia Container Terminals	–	20
– Hong Kong Ice & Cold Storage	–	9
– motor operations	5	42
– other	8	(4)
	80	84
Asset impairment		
– listed investment†	–	(110)
– Mandarin Oriental, Kuala Lumpur	–	6
– port facilities	(3)	(25)
– other	2	1
	(1)	(128)
Buyout of minority interests in Jardine Lloyd Thompson	18	–
Realization of exchange losses*	–	(9)
Revaluation surplus/(deficit) on properties and provision for onerous leases	5	(4)
Fair value (loss)/gain on plantations	(1)	1
Fair value gain on conversion option component of 4.75% Guaranteed Bonds due 2007	–	7
Sale of property interests	(1)	40
Sale of investments	16	17
Restructuring of businesses and other	(1)	(4)
	779	507

†In view of the duration and the extent to which the fair value of the Group's investment in J.P. Morgan Chase was less than its cost, the Directors concluded that the investment was impaired and it was appropriate to write down the cost to market value at 31st December 2004. Accordingly, the cumulative fair value loss of US$110 million as at that date was transferred from reserves to the consolidated profit and loss account.

*Arising on repatriation of capital from a foreign subsidiary undertaking.

7 Intangible Assets

	Goodwill US$m	Franchise rights US$m	Trademarks US$m	Land use rights US$m	Total US$m
2005					
Net book value at 1st January	377	–	–	476	**853**
Exchange differences	(1)	2	(1)	1	**1**
New subsidiary undertakings	–	286	8	393	**687**
Additions	255	–	–	12	**267**
Disposals	(4)	–	–	(35)	**(39)**
Amortization	–	–	–	(8)	**(8)**
Impairment	(1)	–	–	–	**(1)**
Classified as non-current assets held for sale	(7)	–	–	–	**(7)**
Net book value at 31st December	**619**	**288**	**7**	**839**	**1,753**
Cost	620	288	7	863	**1,778**
Amortization and impairment	(1)	–	–	(24)	**(25)**
	619	**288**	**7**	**839**	**1,753**
2004					
Net book value at 1st January	290	–	–	484	774
Exchange differences	–	–	–	4	4
Additions	87	–	–	10	97
Disposals	–	–	–	(5)	(5)
Amortization	–	–	–	(3)	(3)
Classified as non-current assets held for sale	–	–	–	(14)	(14)
Net book value at 31st December	377	–	–	476	853
Cost	377	–	–	495	872
Amortization and impairment	–	–	–	(19)	(19)
	377	–	–	476	853

7 Intangible Assets *(continued)*

Goodwill allocation by business:

	2005 US$m
Jardine Pacific	11
Jardine Motors Group	9
Dairy Farm	330
Mandarin Oriental	26
Astra	243
	619

The Directors have performed an impairment review of the carrying amount of goodwill at 31st December 2005 and have concluded that no impairment is required. For the purpose of impairment testing, goodwill acquired has been allocated to individual cash-generating units identified by business segment which are reviewed for impairment based on forecast operating performance and cash flows.

Franchise rights are rights under franchise agreements with automobile and heavy equipment manufacturers. These franchise agreements are deemed to have indefinite lives because either they do not have any term of expiry or their renewals would be probable and would involve negligible costs, taking into account the history of renewal and the relationships between the franchisee and the contracting parties. The carrying amount of franchise rights is not amortized as such rights will contribute cash flows for an indefinite period. The Directors have performed an impairment review of the carrying amount of franchise rights at 31st December 2005 based on forecast operating performance and cash flows of the related businesses and have concluded that no impairment is required.

Cash flow projections for impairment reviews are based on budgets prepared on the basis of assumptions reflective of the prevailing market conditions, and are discounted appropriately. Key assumptions used for value in use calculations include budgeted growth margin and average growth rates to extrapolate cash flows which vary across the Group's business segments and geographical locations, and are based on management expectations for the market development; and pre-tax discount rates of between 7% to 22% applied to the cash flow projections. The discount rates used reflect business specific risks relating to the relevant industry, business life-cycle and geographical location.

Certain of the land use rights are pledged as security for borrowings *(refer notes 8 and 29)*.

8 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2005						
Net book value at 1st January	542	401	162	164	154	**1,423**
Exchange differences	(38)	(14)	(9)	–	(2)	**(63)**
New subsidiary undertakings	–	225	57	367	220	**869**
Additions	15	48	93	170	154	**480**
Disposals	–	(6)	(3)	(36)	(10)	**(55)**
Depreciation charge	(5)	(24)	(48)	(76)	(88)	**(241)**
Net revaluation surplus	46	9	–	–	–	**55**
Reclassification	16	–	–	(16)	–	**–**
Reclassified from non-current assets held for sale	–	7	–	–	–	**7**
Classified as non-current assets held for sale	–	(68)	–	(2)	(1)	**(71)**
Net book value at 31st December	**576**	**578**	**252**	**571**	**427**	**2,404**
Cost or valuation	587	652	534	875	870	**3,518**
Depreciation and impairment	(11)	(74)	(282)	(304)	(443)	**(1,114)**
	576	**578**	**252**	**571**	**427**	**2,404**
2004						
Net book value at 1st January	601	421	173	170	156	1,521
Exchange differences	31	11	–	3	3	48
New subsidiary undertakings	–	–	2	1	–	3
Additions	35	3	47	49	60	194
Disposals	(4)	(1)	(2)	(8)	(7)	(22)
Depreciation charge	(8)	(13)	(43)	(40)	(54)	(158)
Net revaluation surplus/(deficit)	32	(3)	–	–	–	29
Classified as non-current assets held for sale	(145)	(17)	(15)	(11)	(4)	(192)
Net book value at 31st December	542	401	162	164	154	1,423
Cost or valuation	552	459	471	428	540	2,450
Depreciation and impairment	(10)	(58)	(309)	(264)	(386)	(1,027)
	542	401	162	164	154	1,423

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2005 by independent professionally qualified valuers. A net surplus of US$55 million *(2004: US$33 million)* has been taken directly to asset revaluation reserves. The amount attributable to the Group is US$38 million *(2004: US$18 million)*. In 2004, deficit on individual properties below depreciated cost of US$4 million was charged to the consolidated profit and loss account.

Freehold properties include a hotel property of US$114 million *(2004: US$116 million)*, which is stated net of a grant of US$32 million *(2004: US$32 million)*.

At 31st December 2005, the carrying amount of tangible assets and land use rights *(refer note 7)* pledged as security for borrowings amounted to US$1,089 million *(2004: US$847 million) (refer note 29)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$1,014 million *(2004: US$851 million)*.

9 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2005			
Net book value at 1st January	24	129	**153**
New subsidiary undertakings	–	20	**20**
Additions	8	10	**18**
Disposals	(11)	–	**(11)**
Net revaluation surplus	–	18	**18**
Reclassified from non-current assets held for sale	4	–	**4**
Classified as non-current assets held for sale	(21)	(3)	**(24)**
Net book value at 31st December	**4**	**174**	**178**
2004			
Net book value at 1st January	115	244	359
Exchange differences	1	1	2
Disposals	(13)	(25)	(38)
Net revaluation deficit	(1)	(1)	(2)
Classified as non-current assets held for sale	(78)	(90)	(168)
Net book value at 31st December	24	129	153

10 Plantations

The Group's plantation assets are primarily for the production of palm oil which, after refining, is sold as crude palm oil.

	2005 US$m
Movement in fair value of plantations for the year:	
New subsidiary undertakings	359
Exchange differences	3
Additions	6
Increase in fair value	15
Net book value at 31st December	383
Immature plantations	14
Mature plantations	369
	383

During the year since acquisition, 1.1 million tons of produce were harvested from the plantations with a fair value at the point of harvest less point of sale costs of US$76 million.

The plantations are valued by independent qualified valuers at fair value less point of sale costs using the discounted cash flow method.

The major assumptions used in the valuation of the 152,035 hectares of plantation at 31st December are:

	2005
Fresh fruit bunch price per ton	
– at valuation date (US$)	63 – 77
– annual price inflation (%)	2.5
Cost of production per ton	
– annual cost inflation (%)	5 – 15
Discount rate (%)	16 – 19

At 31st December 2005, the carrying amount of plantations pledged as security for borrowings amounted to US$102 million *(refer note 29)*.

11 Associates and Joint Ventures

	2005 US$m	2004 US$m
Listed associates		
– Astra	–	943
– Bank Permata	146	–
– Hongkong Land	3,145	2,210
– Jardine Lloyd Thompson	95	81
– The Oriental Hotel (Thailand)	60	57
– other	27	47
	3,473	3,338
Unlisted associates	537	261
	4,010	3,599
Joint ventures	1,073	355
Share of attributable net assets	5,083	3,954
Goodwill on acquisition	40	67
Amounts due from associates and joint ventures	35	39
Amounts due to associates and joint ventures	(1)	(1)
	5,157	4,059
Market value of listed associates	3,915	5,110

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

	2005 US$m	2004 US$m
Associates		
Total assets	10,885	8,072
Total liabilities	(6,821)	(4,277)
Total equity	4,064	3,795
Attributable to minority interests	(54)	(196)
Attributable net assets	4,010	3,599
Joint ventures		
Non-current assets	1,443	744
Current assets	761	672
Non-current liabilities	(482)	(540)
Current liabilities	(644)	(517)
Total equity	1,078	359
Attributable to minority interests	(5)	(4)
Attributable net assets	1,073	355
Revenue	5,430	4,575
Profit after tax and minority interests	1,337	1,137
Capital commitments	567	347
Contingent liabilities	168	90

11 Associates and Joint Ventures *(continued)*

	2005 US$m	2004 US$m
Movements of share of attributable net assets for the year:		
At 1st January	**3,954**	2,782
Revaluation of properties		
– net revaluation surplus	**21**	29
– deferred tax	**(5)**	(13)
Revaluation of other investments		
– fair value gain/(loss)	**3**	(2)
– deferred tax	**(1)**	1
Defined benefit pension plans		
– actuarial (loss)/gain	**(12)**	7
– deferred tax	**3**	–
Net exchange translation differences		
– amount arising in year	**(51)**	(48)
– transfer to profit and loss on disposals	**–**	1
Cash flow hedges		
– fair value gain	**10**	–
– transfer to profit and loss	**(1)**	1
Share of results after tax and minority interests	**1,337**	1,137
Dividends received	**(311)**	(241)
New subsidiary undertakings	**939**	–
Share of employee share options granted	**5**	1
Reclassification as subsidiary undertakings	**(988)**	–
Change in holding	**279**	354
Disposals	**(84)**	(49)
Classified as non-current assets held for sale	**(34)**	–
Equity component of convertible bonds issued by an associate	**27**	–
Other	**(8)**	(6)
At 31st December	**5,083**	3,954
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**67**	35
Net exchange translation differences	**(5)**	(2)
Additions	**160**	34
Reclassification as subsidiary undertakings	**(182)**	–
Net book value at 31st December	**40**	67

Astra and PT Hero Supermarket became subsidiary undertakings during the year. Accordingly, the Group's share of attributable net assets and goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

Amounts due from associates and joint ventures at 31st December 2005 included a loan to Mandarin Oriental, New York of US$31 million *(2004: US$30 million)*.

12 Other Investments

The Group's other investments are available-for-sale financial assets and are shown at fair value.

	2005 US$m	2004 US$m
Listed investments		
– Edaran Otomobil Nasional	40	42
– EON Capital	–	49
– J.P. Morgan Chase	345	340
– The Bank of N.T. Butterfield	83	64
– other	50	74
	518	569
Unlisted investments	168	119
	686	688
Movements for the year:		
At 1st January	688	696
Exchange differences	(2)	–
New subsidiary undertakings	24	–
Additions	14	24
Disposals	(52)	(71)
Classified as non-current assets held for sale	(28)	–
Impairment loss *(refer note 6)*	(3)	(25)
Net revaluation surplus	45	64
At 31st December	686	688

Shares of common stock of J.P. Morgan Chase have been deposited with a custodian in accordance with the trust deed constituting the Jardine Matheson Guaranteed Bonds *(refer note 29)*. At 31st December 2005, the shares were lent to a counterparty pursuant to a stock lending agreement between the Group, the custodian and the stock borrower on terms as permitted by the trust deed.

13 Financing and Other Debtors

	2005		2004	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Financing debtors *(refer note 14)*	1,218	1,218	–	–
Mezzanine loan	12	12	–	–
Interest rate swaps and forward foreign exchange contracts	12	12	–	–
Restricted bank balances and deposits *(refer note 20)*	10	10	–	–
Other	34	34	1	1
	1,286	1,286	1	1

Mezzanine loan represents an interest-bearing loan provided in respect of the Boston hotel project in Mandarin Oriental.

Restricted bank balances and deposits comprise margin deposits for letter of credit facilities obtained by certain subsidiary undertakings and guarantee deposits to third parties.

14 Financing Debtors

	2005 US$m
Consumer financing	
– gross	2,520
– provision for impairment	(105)
	2,415
Financing leases	
– lease receivables	31
– guaranteed residual value	11
– security deposits	(11)
– gross investment	31
– unearned lease income	(5)
– net investment	26
– provision for impairment	(1)
	25
	2,440
Non-current *(refer note 13)*	1,218
Current *(refer note 19)*	1,222
	2,440

The due dates of investment in financing leases at 31st December were as follows:

	2005	
	Gross investment US$m	Net investment US$m
Within one year	16	12
Between one and two years	11	10
Between two and five years	4	4
	31	26

At 31st December 2005, the carrying amount of consumer financing debtors pledged as security for borrowings amounted to US$432 million *(refer note 29)*.

15 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2005					
At 1st January	(18)	(114)	22	9	**(101)**
Exchange differences	2	1	–	(5)	**(2)**
New subsidiary undertakings	(9)	(204)	5	(34)	**(242)**
Charged to consolidated profit and loss account	(21)	(2)	(9)	20	**(12)**
Charged to equity	–	(11)	–	(9)	**(20)**
Reclassification	(24)	24	–	–	**–**
Classified as non-current assets held for sale	–	–	–	(1)	**(1)**
At 31st December	**(70)**	**(306)**	**18**	**(20)**	**(378)**
Deferred tax assets	18	(15)	12	88	**103**
Deferred tax liabilities	(88)	(291)	6	(108)	**(481)**
	(70)	**(306)**	**18**	**(20)**	**(378)**
2004					
At 1st January	(18)	(120)	25	16	(97)
Exchange differences	1	3	–	2	6
Subsidiary undertakings disposed of	(1)	7	–	(3)	3
Credited to consolidated profit and loss account	–	5	(3)	–	2
Charged to equity	–	(9)	–	(6)	(15)
At 31st December	(18)	(114)	22	9	(101)
Deferred tax assets	3	2	16	37	58
Deferred tax liabilities	(21)	(116)	6	(28)	(159)
	(18)	(114)	22	9	(101)

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$68 million *(2004: US$81 million)* arising from unused tax losses of US$260 million *(2004: US$303 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$197 million have no expiry date and the balance will expire at various dates up to and including 2012.

Deferred tax liabilities of US$74 million *(2004: US$20 million)* on temporary differences associated with investments in subsidiary undertakings of US$736 million *(2004: US$67 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

16 Pension Plans

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong, Indonesia and the United Kingdom. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2005 Weighted average %	2004 Weighted average %
Discount rate applied to pension obligations	**5.7**	5.5
Expected return on plan assets	**6.3**	6.2
Future salary increases	**4.5**	4.1

The expected return on plan assets is determined on the basis of long-term average returns on global equities of 6% to 11% per annum and global bonds of 3.5% to 10% per annum, and the long-term benchmark allocation of assets between equities and bonds in each plan.

The amounts recognized in the consolidated balance sheet are as follows:

	2005 US$m	2004 US$m
Fair value of plan assets	**764**	677
Present value of funded obligations	**(764)**	(681)
	–	(4)
Present value of unfunded obligations	**(45)**	(13)
Unrecognized past service cost	**21**	–
Net pension liabilities	**(24)**	(17)
Analysis of net pension liabilities:		
Pension assets	**152**	136
Pension liabilities	**(176)**	(153)
	(24)	(17)

16 **Pension Plans** *(continued)*

	2005 US$m	2004 US$m
Movements in the fair value of plan assets:		
At 1st January	**677**	592
Exchange differences	**(26)**	16
New subsidiary undertakings	**57**	–
Subsidiary undertakings disposed of	**–**	(2)
Expected return on plan assets	**45**	38
Actuarial gains	**49**	34
Contributions from sponsoring companies	**34**	23
Contributions from plan members	**4**	4
Benefits paid	**(37)**	(40)
Curtailment and settlement	**(39)**	–
Transfer from other plans	**–**	12
At 31st December	**764**	677
Movements in the present value of obligations:		
At 1st January	**(694)**	(634)
Exchange differences	**42**	(26)
New subsidiary undertakings	**(124)**	–
Subsidiary undertakings disposed of	**–**	4
Current service cost	**(30)**	(25)
Interest cost	**(45)**	(34)
(Loss)/gain on curtailment and settlement	**(11)**	2
Contributions from plan members	**(4)**	(4)
Actuarial losses	**(23)**	(7)
Benefits paid	**38**	40
Curtailment and settlement	**39**	2
Settlement of unfunded obligations	**3**	–
Transfer from other plans	**–**	(12)
At 31st December	**(809)**	(694)

16 Pension Plans *(continued)*

The analysis of the fair value of plan assets at 31st December is as follows:

	2005 US$m	2004 US$m
Equity instruments	**451**	447
Debt instruments	**291**	213
Other assets	**22**	17
	764	677

The five year history of experience adjustments is as follows:

	2005 US$m	2004 US$m	2003 US$m	2002 US$m	2001 US$m
Fair value of plan assets	**764**	677	592	477	519
Present value of obligations	**(809)**	(694)	(634)	(601)	(509)
(Deficit)/surplus	**(45)**	(17)	(42)	(124)	10
Experience adjustments on plan assets	**50**	35	73	(96)	(110)
Percentage of plan assets (%)	*7*	*5*	*12*	*20*	*21*
Experience adjustments on plan obligations	**(2)**	(6)	(4)	14	18
Percentage of plan obligations (%)	–	*1*	*1*	*2*	*3*

The estimated amount of contributions expected to be paid to the plans in 2006 is US$33 million.

The amounts recognized in the consolidated profit and loss account are as follows:

	2005 US$m	2004 US$m
Current service cost	**30**	25
Interest cost	**45**	34
Expected return on plan assets	**(45)**	(38)
Loss/(gain) on curtailment and settlement	**11**	(2)
	41	19
Actual return on plan assets in the year	**94**	72

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

17 Properties for Sale

	2005 US$m	2004 US$m
Properties under development		
– land and development costs	–	277
– interest capitalized	–	2
– other expenses capitalized	–	7
	–	286

At 31st December 2004, the carrying amount of properties for sale pledged as security for borrowings amounted to US$247 million *(refer note 29)*.

18 Stocks and Work in Progress

	2005 US$m	2004 US$m
Finished goods	**1,356**	764
Work in progress	**24**	10
Raw materials	**46**	1
Spare parts	**48**	24
Others	**17**	1
	1,491	800

At 31st December 2005, the carrying amount of stocks and work in progress pledged as security for borrowings amounted to US$26 million *(2004: nil)* *(refer note 29)*.

19 Trade, Financing and Other Debtors

	2005 US$m	2004 US$m
Trade debtors		
– third parties	670	329
– associates and joint ventures	29	12
	699	341
– provision for impairment	(38)	(21)
	661	320
Financing debtors *(refer note 14)*	1,222	–
Agency debtors	–	18
Contract in progress	17	–
Prepayments	143	46
Other amounts due from associates and joint ventures	30	61
Rental and other deposits	102	74
Interest rate swaps and caps, and forward foreign exchange contracts	3	1
Loan to employees	22	–
Repossessed assets of finance companies	48	–
Reinsurers' share of estimated losses on insurance contracts	16	–
Other	147	136
	2,411	656

At 31st December 2005, the carrying amount of trade debtors pledged as security for borrowings amounted to US$39 million *(2004: nil) (refer note 29)*.

20 Bank Balances and Other Liquid Funds

	2005 US$m	2004 US$m
Liquid investments	47	–
Deposits with banks and financial institutions	1,284	1,018
Bank and cash balances	369	282
	1,700	1,300
Less restricted bank balances and deposits *(refer note 13)*	(10)	–
	1,690	1,300

Bank balances and other liquid funds in 2004 included US$42 million held on behalf of third parties.

The weighted average interest rate on deposits with banks and financial institutions is 4.7% *(2004: 1.8%)*.

21 Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2005 US$m	2004 US$m
Intangible assets	7	–
Tangible assets	72	108
Investment properties	24	41
Associates and joint ventures	34	–
Other investments	28	–
Deferred tax assets	1	–
Current assets*	524	–
Total assets	690	149
Long-term borrowings	81	–
Deferred tax liabilities	1	–
Other non-current liabilities	2	–
Current liabilities	112	1
Total liabilities	196	1

At 31st December 2004, the non-current assets classified as held for sale included Dairy Farm's property portfolio in Malaysia of US$107 million and Jardine Cycle & Carriage's investment properties in Malaysia of US$41 million. With the exception of two properties in Dairy Farm and an investment property in Jardine Cycle & Carriage with carrying values of US$7 million and US$4 million which were reclassified to tangible assets and investment properties respectively, all other properties were sold during the year resulting in a post-tax loss of US$4 million.

During the year, Jardine Pacific's interests in Pacific Finance and BALtrans were classified as held for sale. Pacific Finance was sold for US$59 million and a profit of US$22 million was recognized *(refer notes 6 and 34(h))*. BALtrans was disposed of in January 2006 for US$31 million, against a carrying amount of US$28 million at 31st December 2005.

Certain of Dairy Farm's properties acquired as part of the increased shareholding in PT Hero Supermarket, and a property in Hong Kong were classified as held for sale. With the exception of the property in Hong Kong and one retail property in Indonesia with carrying values of US$2 million and US$1 million respectively, all other properties were sold during the year.

Mandarin Oriental's interest in The Mark, New York was classified as held for sale. At 31st December 2005, total assets and total liabilities amounted to US$80 million and US$14 million respectively. The sale was completed in February 2006 for a consideration of US$150 million *(refer note 39)*.

Jardine Cycle & Carriage's interest in MCL Land, which comprised total assets of US$578 million and total liabilities of US$182 million at 31st December 2005, was classified as held for sale. The sale, which was effected through a distribution in specie by Jardine Cycle & Carriage to its shareholders and the acceptance of Hongkong Land's voluntary cash offer by Jardine Strategic in respect of its interest in MCL Land received through the dividend in specie, was completed in January 2006 *(refer note 39)*.

*Included bank balances and other liquid funds of US$26 million *(refer note 34(j))*.

22 Share Capital

	2005 US$m	2004 US$m
Authorized:		
1,000,000,000 shares of US¢25 each	**250**	250

	Ordinary shares in millions			
	2005	2004	**2005** US$m	2004 US$m
Issued and fully paid:				
At 1st January	**598**	612	**150**	153
Scrip issued in lieu of dividends	**10**	2	**1**	1
Issued under employee share option schemes	**–**	1	**–**	–
Repurchased and cancelled	**–**	(17)	**–**	(4)
At 31st December	**608**	598	**151**	150
Outstanding under employee share option schemes	**(3)**	(5)	**–**	(2)
	605	593	**151**	148

On 30th December 2005, the Company repurchased 117,000 ordinary shares, representing options that had ceased to be exercisable, from the Trustee of the Senior Executive Share Incentive Schemes at the original consideration of US$704,340, which was dealt with by charging US$29,250 to share capital and US$675,090 to share premium.

During 2004, the Company repurchased 17 million ordinary shares from the stock market at a cost of US$204 million, which was dealt with by charging US$4 million to share capital, US$14 million to share premium and US$186 million to revenue and other reserves.

23 Senior Executive Share Incentive Schemes

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company.

The exercise price of the granted options is based on the average market price for the five trading days immediately preceding the date of grant of the options. Options are vested in tranches over a period of up to five years and are exercisable for up to ten years following the date of grant. Prior to the adoption of the 2005 Plan on 5th May 2005, ordinary shares were issued on the date of grant of the options to the Trustee of the Schemes, Clare Investment and Trustee Company Limited, a wholly-owned subsidiary undertaking, which holds the ordinary shares until the options are exercised. Under the 2005 Plan, ordinary shares may be issued upon exercise of the options.

The shares issued under the Schemes held on trust by the wholly-owned subsidiary undertaking are, for presentation purposes, netted off the Company's share capital in the consolidated balance sheet *(refer note 22)* and the premium attached to them is netted off the share premium account *(refer note 24)*.

Movements for the year:

	2005		2004	
	Weighted average exercise price US$	Options in millions	Weighted average exercise price US$	Options in millions
At 1st January	**5.8**	**4.7**	5.3	7.1
Granted	**18.2**	**0.3**	9.8	0.5
Exercised	**5.4**	**(2.4)**	5.4	(2.9)
Cancelled	**6.0**	**(0.1)**	–	–
At 31st December	**7.8**	**2.5**	5.8	4.7

The average share price during the year was US$17.1 *(2004: US$12.3)* per share.

Outstanding at 31st December:

Expiry date	Exercise price US$	Options in millions 2005	Options in millions 2004
2005	3.7 – 8.0	–	0.1
2006	7.2	–	–
2007	7.5 – 7.7	**0.1**	0.4
2008	2.0 – 4.5	**0.1**	0.2
2009	3.2 – 3.3	**0.2**	0.5
2010	3.7 – 5.0	**0.5**	1.0
2011	5.8 – 6.4	**0.3**	1.2
2012	5.8	**0.2**	0.2
2013	5.8	**0.3**	0.5
2014	9.8	**0.5**	0.5
2015	17.0 – 18.4	**0.3**	–
Unallocated	3.7 – 10.1	–	0.1
Total outstanding		**2.5**	4.7
of which exercisable		**1.3**	2.7

23 Senior Executive Share Incentive Schemes *(continued)*

The fair value of options granted during the year determined using the Trinomial valuation model was US$2 million *(2004: US$1 million)*. The significant inputs into the model, based on the weighted average number of options issued, were share price of US$17.9 *(2004: US$10.6)* at the grant dates, exercise price shown above, expected volatility based on the last three years of 26.5% *(2004: 22.4%)*, dividend yield of 3.4% *(2004: 4.0%)*, option life disclosed above, and annual risk-free interest rate of 4.5% *(2004: 4.0%)*. Options are assumed to be exercised at the end of the seventh year following the date of grant.

24 Share Premium and Capital Reserves

	Share premium US$m	Capital reserves US$m	Total US$m
2005			
At 1st January	28	2	**30**
Capitalization arising on scrip issued in lieu of dividends	(1)	–	**(1)**
Employee share option schemes			
– value of employee services	–	7	**7**
– shares issued to the Trustee	5	–	**5**
Repurchase and cancellation of shares *(refer note 22)*	(1)	–	**(1)**
At 31st December	31	9	**40**
Outstanding under employee share option schemes	(19)	–	**(19)**
	12	**9**	**21**
2004			
At 1st January	38	1	39
Capitalization arising on scrip issued in lieu of dividends	(1)	–	(1)
Employee share option schemes			
– value of employee services	–	1	1
– shares issued to the Trustee	5	–	5
Repurchase of shares *(refer note 22)*	(14)	–	(14)
At 31st December	28	2	30
Outstanding under employee share option schemes	(26)	–	(26)
	2	2	4

Capital reserves represent the value of services under the Group's employee share option schemes of which US$1.6 million *(2004: US$0.8 million)* relate to the Company's Senior Executive Share Incentive Schemes.

25 Revenue and Other Reserves

	Revenue reserves US$m	Asset revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2005					
At 1st January	4,162	80	(12)	(66)	**4,164**
Revaluation of intangible assets					
– net revaluation surplus	–	232	–	–	**232**
– deferred tax	–	(74)	–	–	**(74)**
Revaluation of properties					
– net revaluation surplus	–	50	–	–	**50**
– deferred tax	–	(10)	–	–	**(10)**
Revaluation of other investments					
– fair value gain	45	–	–	–	**45**
– transfer to profit and loss on disposals	(16)	–	–	–	**(16)**
Defined benefit pension plans					
– actuarial loss	(17)	–	–	–	**(17)**
– deferred tax	3	–	–	–	**3**
Net exchange translation differences					
– amount arising in year	–	–	–	(53)	**(53)**
Cash flow hedges					
– fair value gain	–	–	16	–	**16**
Profit attributable to shareholders	1,245	–	–	–	**1,245**
Dividends *(refer note 26)*	(141)	–	–	–	**(141)**
Scrip issued in lieu of dividends *(refer note 26)*	167	–	–	–	**167**
Equity component of convertible bonds issued by an associate	22	–	–	–	**22**
Change in attributable interests	(4)	–	–	–	**(4)**
Transfer	8	(8)	–	–	**–**
At 31st December	**5,474**	**270**	**4**	**(119)**	**5,629**
of which:					
Company	494	–	–	–	**494**
Associates and joint ventures	1,683	26	2	(9)	**1,702**

25 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Asset revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2004					
At 1st January	3,063	85	(10)	(82)	3,056
Effect of adopting IFRS 3	208	–	–	–	208
	3,271	85	(10)	(82)	3,264
Revaluation of properties					
– net revaluation surplus	–	33	–	–	33
– deferred tax	–	(12)	–	–	(12)
Revaluation of other investments					
– fair value gain	55	–	–	–	55
– transfer to profit and loss on disposals and impairment	121	–	–	–	121
Defined benefit pension plans					
– actuarial gain	27	–	–	–	27
– deferred tax	(5)	–	–	–	(5)
Net exchange translation differences					
– amount arising in year	–	–	–	(7)	(7)
– transfer to profit and loss on disposals	–	–	–	21	21
Cash flow hedges					
– fair value loss	–	–	(7)	–	(7)
– transfer to profit and loss	–	–	5	–	5
Profit attributable to shareholders	947	–	–	–	947
Dividends *(refer note 26)*	(120)	–	–	–	(120)
Scrip issued in lieu of dividends *(refer note 26)*	30	–	–	–	30
Repurchase of shares *(refer note 22)*	(186)	–	–	–	(186)
Change in attributable interests	(2)	–	–	–	(2)
Transfer	24	(26)	–	2	–
At 31st December	4,162	80	(12)	(66)	4,164
of which:					
Company	514	–	–	–	514
Associates and joint ventures	1,002	32	(5)	(25)	1,004

Revaluation of intangible assets represents that part of the increase in fair value of Astra's and PT Hero Supermarket's identifiable net assets that is attributable to the Group's previously held interests in those companies on the date they became subsidiary undertakings.

Revenue reserves include unrealized net surplus on revaluation of available-for-sale investments of US$143 million *(2004: US$114 million)* and actuarial loss on defined benefit pension plans of US$130 million *(2004: US$116 million)*.

Asset revaluation reserves are non-distributable in certain territories in which the Group operates.

26 Dividends

	2005 US$m	2004 US$m
Final dividend in respect of 2004 of US¢31.50 *(2003: US¢25.20)* per share	**187**	152
Interim dividend in respect of 2005 of US¢9.35 *(2004: US¢8.50)* per share	**56**	51
	243	203
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(102)**	(83)
	141	120
Shareholders elected to receive scrip in respect of the following:		
Final dividend in respect of previous year	**128**	22
Interim dividend in respect of current year	**39**	8
	167	30

A final dividend in respect of 2005 of US¢35.65 *(2004: US¢31.50)* per share amounting to a total of US$216 million *(2004: US$187 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$91 million *(2004: US$78 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2006.

27 Own Shares Held

Own shares held of US$781 million *(2004: US$677 million)* represent the Company's share of the cost of 320 million *(2004: 313 million)* ordinary shares in the Company held by subsidiary undertakings and are deducted in arriving at shareholders' funds.

28 Minority Interests

	2005 US$m	2004 US$m
By business:		
Hongkong Land	644	457
Dairy Farm	137	198
Mandarin Oriental	345	296
Jardine Cycle & Carriage	169	885
Astra	2,677	–
Jardine Strategic	178	82
Other	9	6
	4,159	1,924
Less own shares held attributable to minority interests	(202)	(178)
	3,957	1,746
Movements for the year:		
At 1st January	1,746	1,377
Effect of adopting IFRS 3	–	41
	1,746	1,418
Revaluation of intangible assets		
– net revaluation surplus	236	–
– deferred tax	(76)	–
Revaluation of properties		
– net revaluation surplus	27	29
– deferred tax	(6)	(11)
Revaluation of other investments		
– fair value gain	3	8
– deferred tax	–	1
– transfer to profit and loss on disposals	(4)	3
Defined benefit pension plans		
– actuarial gain	31	7
– deferred tax	(10)	(1)
Net exchange translation differences		
– amount arising in year	(31)	(17)
– transfer to profit and loss on disposals	(1)	15
Cash flow hedges		
– fair value gain/(loss)	8	(1)
New subsidiary undertakings	1,746	1
Attributable profits less dividends	326	392
Equity component of convertible bonds issued by an associate	6	–
Capital contribution and change in attributable interests	(44)	(98)
At 31st December	3,957	1,746

29 Borrowings

	2005 Carrying amount US$m	2005 Fair value US$m	2004 Carrying amount US$m	2004 Fair value US$m
Current				
– bank overdrafts	42	42	37	37
– other bank advances	613	613	426	426
	655	655	463	463
Current portion of long-term borrowings				
– bank	894	882	29	30
– Mandarin Oriental Convertible Bonds	–	–	15	16
– Astra Sedaya Finance III Bonds	16	16	–	–
– Astra Sedaya Finance IV Bonds	26	25	–	–
– Astra Sedaya Finance V Bonds	52	49	–	–
– Astra Sedaya Finance VI Bonds	21	20	–	–
– Federal International Finance II Bonds	29	28	–	–
– Federal International Finance III Bonds	10	10	–	–
– Federal International Finance IV Bonds	7	6	–	–
– Federal International Finance V Bonds	40	39	–	–
– Serasi Autoraya I Bonds	5	5	–	–
– others	33	33	–	–
	1,133	1,113	44	46
	1,788	1,768	507	509
Long-term borrowings				
– bank	2,439	2,436	1,554	1,555
– Jardine Matheson Guaranteed Bonds	526	545	513	560
– Jardine Strategic Guaranteed Bonds	296	327	296	345
– Astra Sedaya Finance III Bonds	4	4	–	–
– Astra Sedaya Finance IV Bonds	23	22	–	–
– Astra Sedaya Finance V Bonds	61	57	–	–
– Astra Sedaya Finance VI Bonds	76	74	–	–
– Federal International Finance II Bonds	7	7	–	–
– Federal International Finance III Bonds	20	19	–	–
– Federal International Finance IV Bonds	18	17	–	–
– Federal International Finance V Bonds	55	54	–	–
– Serasi Autoraya I Bonds	15	15	–	–
– Astra Graphia I Bonds	12	12	–	–
– others	84	81	19	19
	3,636	3,670	2,382	2,479
	5,424	5,438	2,889	2,988

29 Borrowings *(continued)*

	2005 US$m	2004 US$m
Secured	**1,877**	1,039
Unsecured	**3,547**	1,850
	5,424	2,889
Due dates of repayment:		
Within one year	**1,788**	507
Between one and two years	**1,633**	236
Between two and five years	**1,611**	1,405
Beyond five years	**392**	741
	5,424	2,889

	Fixed rate borrowings				
Currency:	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2005					
Euro	5.9	2.7	14	–	**14**
Chinese Renminbi	4.7	–	–	13	**13**
Hong Kong Dollar	4.2	2.6	372	239	**611**
Indonesian Rupiah	11.6	1.2	2,208	97	**2,305**
Japanese Yen	1.3	0.3	13	19	**32**
Malaysian Ringgit	4.9	1.4	126	24	**150**
New Taiwan Dollar	2.3	1.6	17	17	**34**
Singapore Dollar	3.3	0.8	72	500	**572**
Swiss Franc	3.4	26.0	2	21	**23**
Thailand Baht	4.7	–	–	5	**5**
United Kingdom Sterling	5.9	1.1	81	82	**163**
United States Dollar	6.4	3.2	901	601	**1,502**
			3,806	**1,618**	**5,424**
2004					
Euro	6.0	3.7	17	–	17
Chinese Renminbi	4.7	–	–	13	13
Hong Kong Dollar	2.3	2.8	313	356	669
Malaysian Ringgit	3.8	1.9	26	61	87
New Taiwan Dollar	1.8	1.8	11	17	28
Singapore Dollar	2.0	1.4	64	546	610
Swiss Franc	3.0	27.0	2	26	28
Thailand Baht	4.0	–	5	–	5
United Kingdom Sterling	5.8	2.1	91	134	225
United States Dollar	6.1	4.4	826	381	1,207
			1,355	1,534	2,889

29 Borrowings *(continued)*

All borrowings were within subsidiary undertakings.

The Jardine Matheson Guaranteed Bonds with nominal value of US$550 million and bearing interest at 4.75% were issued by a wholly-owned subsidiary undertaking and are guaranteed by the Company. The bonds are exchangeable, at the option of the holders, into shares of common stock of J.P. Morgan Chase on the basis of 15.83 shares for each US$1,000 principal amount of the bonds from 6th September 2001 until 30th August 2007. The bonds will mature on 6th September 2007.

The Jardine Strategic Guaranteed Bonds with nominal value of US$300 million and bearing interest at 6.375% were issued by a wholly-owned subsidiary undertaking of Jardine Strategic and are guaranteed by Jardine Strategic. The bonds will mature on 8th November 2011.

The Astra Sedaya Finance III, IV, V and VI Bonds, with nominal values of Rp380 billion, Rp650 billion, Rp1,200 billion and Rp1,000 billion, and bearing interest at 13.5%, 11.88% to 12.88%, 8.3% to 11.25% and 8% to 11% respectively were issued by a partly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over consumer financing debtors of the subsidiary undertaking amounting to 60% of the total principal of the bonds *(refer note 14)*. The bonds will mature in 2007, from 2006 to 2008, from 2006 to 2008 and from 2006 to 2010 respectively.

The Federal International Finance II, III, IV and V Bonds, with nominal values of Rp500 billion, Rp300 billion, Rp300 billion and Rp1,000 billion, and bearing interest at 13.19% to 13.5%, 12% to 12.75%, 10.75% to 11.75% and 8.38% to 10.75% respectively were issued by a wholly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over consumer financing debtors of the subsidiary undertaking amounting to 80%, 60%, 60% and 60% of the total principal of the bonds respectively *(refer note 14)*. The bonds will mature from 2006 to 2007 except for the V Bonds which will mature from 2006 to 2008.

The Serasi Autoraya I Bonds with nominal value of Rp300 billion and bearing interest at 13.88% were issued by a partly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over transport equipment of the subsidiary undertaking *(refer note 8)*. The bonds will mature in 2008.

The Astra Graphia I Bonds with nominal value of Rp150 billion and bearing interest at 13.38% were issued by a partly-owned subsidiary undertaking of Astra and are collateralized by specific collateral equal to 75% of nominal value in the form of land use rights, buildings and trade debtors of the subsidiary undertaking *(refer notes 7, 8 and 19)*. The bonds will mature in 2008.

By 23rd February 2005, US$76 million of Mandarin Oriental's 6.75% Convertible Bonds, including US$61 million held by Jardine Strategic, had been converted into 113 million ordinary shares of the company.

Secured borrowings at 31st December 2005 included Mandarin Oriental's bank borrowings of US$362 million *(2004: US$485 million)* which were secured against its tangible fixed assets, Astra's bonds of US$497 million *(2004: nil)* which were secured against its various assets as described above and bank borrowings of US$487 million *(2004: nil)* which were secured against its various assets, and Jardine Matheson's Guaranteed Bonds of US$526 million *(2004: US$513 million)*. Secured borrowings at 31st December 2004 also included Jardine Cycle & Carriage's bank borrowings of US$40 million which were secured against its assets.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

30 Provisions

	Motor vehicle warranties US$m	Closure cost provisions US$m	Obligations under onerous leases US$m	Others US$m	Total US$m
At 1st January 2005	17	10	23	24	**74**
Exchange differences	(1)	–	(2)	–	**(3)**
New subsidiary undertakings	–	1	–	3	**4**
Additional provisions	7	8	–	15	**30**
Unused amounts reversed	–	(5)	(3)	(4)	**(12)**
Utilized	(4)	(3)	(12)	(4)	**(23)**
At 31st December 2005	**19**	**11**	**6**	**34**	**70**
Non-current	–	–	5	11	**16**
Current	19	11	1	23	**54**
	19	**11**	**6**	**34**	**70**

Motor vehicle warranties are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

Closure cost provisions are established when legal or constructive obligations arise on closure or disposal of businesses.

Provisions are made for obligations under onerous operating leases when the properties are not used by the Group and the net costs of exiting from the leases exceed the economic benefits expected to be received.

Other provisions comprise provisions in respect of indemnities on disposal of businesses, lease dilapidations, legal claims and statutory employee benefits.

31 Other Non-current Liabilities

	2005 US$m	2004 US$m
Conversion option component of 4.75% Guaranteed Bonds	2	2
Interest rate swaps and caps, and forward foreign exchange contracts	3	27
Gross estimated losses and unearned premiums on insurance contracts	36	–
Other creditors due after more than one year	25	4
	66	33

The fair value of other non-current liabilities approximate their carrying amounts.

32 Creditors and Accruals

	2005 US$m	2004 US$m
Trade creditors		
– third parties	1,660	1,038
– associates and joint ventures	108	1
	1,768	1,039
Accruals	833	550
Agency creditors	–	60
Other amounts due to associates and joint ventures	34	33
Deposits accepted	100	34
Advances from customers	1	33
Interest rate swaps and forward foreign exchange contracts	2	5
Interest payable	35	19
Deferred warranty income	14	16
Gross estimated losses and unearned premiums on insurance contracts	101	–
Other	34	18
	2,922	1,807

33 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2005			
By business:			
Jardine Pacific	29	541	(371)
Jardine Motors Group	21	548	(353)
Dairy Farm	242	1,516	(1,134)
Mandarin Oriental	56	1,218	(85)
Jardine Cycle & Carriage	2,151	868	(322)
Astra			
– automotive	43	1,324	(361)
– financial services	–	2,672	(279)
– agribusiness	21	700	(39)
– heavy equipment	154	1,242	(355)
– other	4	97	(13)
	222	6,035	(1,047)
Less inter-segment balances	–	(82)	55
	222	5,953	(992)
	2,721	10,644	(3,257)
Corporate and other interests	–	9	(89)
Less inter-segment balances	–	(4)	4
	2,721	10,649	(3,342)
By geographical area:			
Australasia	–	–	(1)
Europe	29	811	(265)
Hong Kong and Mainland China	93	1,542	(887)
North America	5	367	(56)
Northeast Asia	30	212	(127)
Southeast Asia	2,564	7,712	(1,921)
	2,721	10,644	(3,257)
Corporate and other interests	–	9	(89)
Less inter-segment balances	–	(4)	4
	2,721	10,649	(3,342)
Segment assets/(liabilities)		10,649	(3,342)
Associates and joint ventures		5,157	–
Unallocated assets/(liabilities)		2,634	(6,121)
Total assets/(liabilities)		18,440	(9,463)

33 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2004			
By business:			
Jardine Pacific	19	501	(408)
Jardine Motors Group	34	576	(382)
Dairy Farm	155	1,385	(929)
Mandarin Oriental	36	1,187	(73)
Jardine Cycle & Carriage	48	807	(174)
	292	4,456	(1,966)
Corporate and other interests	7	5	(104)
Less inter-segment balances	–	(4)	4
	299	4,457	(2,066)
By geographical area:			
Australasia	2	21	(4)
Europe	36	883	(318)
Hong Kong and Mainland China	84	1,441	(851)
North America	46	370	(71)
Northeast Asia	25	185	(119)
Southeast Asia	99	1,556	(603)
	292	4,456	(1,966)
Corporate and other interests	7	5	(104)
Less inter-segment balances	–	(4)	4
	299	4,457	(2,066)
Segment assets/(liabilities)		4,457	(2,066)
Associates and joint ventures		4,059	–
Unallocated assets/(liabilities)		2,064	(3,129)
Total assets/(liabilities)		10,580	(5,195)

Capital expenditure comprises additions of intangible assets, tangible assets, investment properties and plantations, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents, borrowings and the conversion option component of the Group's 4.75% Guaranteed Bonds.

34 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization		2005 US$m		2004 US$m
By business:				
Jardine Pacific		16		17
Jardine Motors Group		10		12
Dairy Farm		104		90
Mandarin Oriental		31		32
Jardine Cycle & Carriage		8		10
Astra				
– automotive	32		–	
– financial services	4		–	
– agribusiness	6		–	
– heavy equipment	35		–	
– other	3		–	
		80		–
		249		161

(b) Other non-cash items		2005 US$m		2004 US$m
By nature:				
Profit on sale of subsidiary undertakings		(25)		(88)
Profit on sale of associates and joint ventures		(74)		(7)
Profit on sale of other investments		(21)		(18)
Loss/(profit) on sale of land use rights		4		(62)
Profit on sale of tangible assets		(1)		(1)
Profit on sale of investment properties		(1)		(4)
(Surplus)/deficit on revaluation of investment and other properties		(19)		7
Fair value gain on revaluation of plantations		(15)		–
Impairment of goodwill		1		–
Impairment of other investments		3		135
Impairment of financing debtors		85		–
Write down/(reversal of write down) of stocks and work in progress		6		(3)
Change in provisions		20		9
Fair value gain on conversion option component of Guaranteed Bonds		–		(7)
Realization of exchange (gain)/loss		(2)		29
Options granted under employee share option schemes		2		2
Scrip dividend from other investments		(1)		(1)
		(38)		(9)
By business:				
Jardine Pacific		(57)		(16)
Jardine Motors Group		(3)		(3)
Dairy Farm		6		(72)
Mandarin Oriental		(50)		–
Jardine Cycle & Carriage		7		10
Astra				
– automotive	10		–	
– financial services	85		–	
– agribusiness	(14)		–	
		81		–
Corporate and other interests		(22)		72
		(38)		(9)

34 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Decrease in working capital	2005 US$m	2004 US$m
(Increase)/decrease in properties for sale	(129)	150
Increase in stocks and work in progress	(257)	(32)
Increase in trade, financing and other debtors	(93)	(78)
Increase/(decrease) in creditors and accruals	119	(10)
Decrease in pension obligations	(1)	(3)
	(361)	27

(d) Purchase of Astra	2005 Book value US$m	Fair value adjustments US$m	Fair value US$m
Intangible assets	69	591	660
Tangible assets	822	–	822
Investment properties	20	–	20
Plantations	359	–	359
Associates and joint ventures	472	467	939
Other Investments	24	–	24
Financing and other debtors	1,183	–	1,183
Deferred tax assets	129	(91)	38
Current assets	2,778	–	2,778
Long-term borrowings	(1,260)	–	(1,260)
Deferred tax liabilities	(170)	(107)	(277)
Pension liabilities	(38)	–	(38)
Non-current provisions	(3)	–	(3)
Other non-current liabilities	(69)	–	(69)
Current liabilities	(2,172)	–	(2,172)
Minority interests	(386)	(79)	(465)
Net assets	1,758	781	2,539
Adjustment for minority interests			(1,267)
Net assets acquired			1,272
Goodwill			66
Total consideration			1,338
Adjustment for carrying value of associates and joint ventures			(889)
Adjustment to fair values relating to previously held interests			(315)
Cash and cash equivalents of Astra acquired			(454)
Net cash inflow			(320)

During the year, Jardine Cycle & Carriage acquired an additional 2.9% interest in Astra increasing its holding to 50.1%. Fair value adjustments were determined based on provisional fair values of Astra's identifiable assets and liabilities at the date on which the Group obtained control. Goodwill represented the excess of the cost of acquisition over the fair value of the share of the net identifiable assets acquired, and is attributable to the profitability of the acquired business after the acquisition.

Revenue and operating profit since acquisition amounted to US$2,590 million and US$198 million respectively. If the acquisition had occurred on 1st January 2005, Group revenue and operating profit would have been US$15,655 million and US$1,184 million respectively.

(e) Purchase of other subsidiary undertakings	2005 Book value US$m	2005 Fair value adjustments US$m	2005 Fair value US$m	2004 Fair value US$m
Intangible assets	14	13	27	–
Tangible assets	47	–	47	3
Deferred tax assets	5	–	5	–
Current assets	98	1	99	7
Long-term borrowings	(9)	–	(9)	–
Deferred tax liabilities	(4)	(4)	(8)	–
Pension liabilities	(9)	–	(9)	–
Current liabilities	(85)	–	(85)	(3)
Minority interests	13	–	13	1
Net assets	70	10	80	8
Adjustment for minority interests			(27)	–
Net assets acquired			53	8
Goodwill			39	18
Total consideration			92	26
Adjustment for deferred consideration and carrying value of associates and joint ventures			(23)	–
Adjustment to fair value relating to previously held interests			(4)	–
Cash and cash equivalents of subsidiary undertakings acquired			(5)	–
Net cash outflow			60	26
Payment of deferred consideration			–	1
Purchase of shares in Jardine Strategic			–	50
Purchase of shares in Dairy Farm			–	40
Purchase of shares in Jardine Cycle & Carriage			41	52
			101	169

Net cash outflow in 2005 of US$60 million included US$39 million for acquisition of an additional 32.3% interest in PT Hero Supermarket in Dairy Farm, and US$7 million for an additional 30% interest in Republic Auto and US$8 million for an additional 30% interest in Century Gardens in Jardine Cycle & Carriage.

Net cash outflow in 2004 of US$26 million included US$10 million for acquisition of dealerships in the United Kingdom in Jardine Motors Group and US$16 million for store acquisitions in Dairy Farm.

Revenue and operating profit since acquisition in respect of other subsidiary undertakings acquired during the year amounted to US$474 million and US$8 million respectively. If the acquisitions had occurred on 1st January 2005, Group revenue and operating profit would have been US$12,009 million and US$816 million respectively, and US$15,735 million and US$1,190 million respectively including acquisition of Astra.

(f) Purchase of associates and joint ventures in 2005 included US$21 million for increased interest in Landmark Land and Properties in Jardine Cycle & Carriage, US$15 million for Astra's interest in PT Marga, US$71 million for increased interest in Hongkong Land and US$187 million for a 20% interest in Rothschilds Continuation Holdings in Jardine Strategic. Purchase of associates and joint ventures in 2004 included US$55 million for increased interest in Hongkong Land in Jardine Strategic.

34 Notes to Consolidated Cash Flow Statement *(continued)*

(g) Sale of subsidiary undertakings	2005 US$m	2004 US$m
Intangible assets	4	1
Tangible assets	–	76
Deferred tax assets	–	3
Current assets	167	139
Long-term borrowings	–	(2)
Deferred tax liabilities	–	(6)
Pension liabilities	–	(2)
Current liabilities	(57)	(66)
Minority interests	–	(4)
Net assets disposed of	114	139
Cumulative exchange translation differences	–	5
Profit on disposal	25	88
Sale proceeds	139	232
Adjustment for deferred consideration	–	4
Tax and other expenses paid on disposals	(7)	(23)
Cash and cash equivalents of subsidiary undertakings disposed of	(52)	(3)
Net cash inflow	80	210

Sale proceeds in 2005 of US$139 million included US$29 million from Jardine Pacific's sale of its interest in EastPoint and US$96 million from Dairy Farm's sale of its interest in Hartanah Progresif, a property-owning subsidiary undertaking.

Sale proceeds in 2004 of US$232 million included US$53 million from sale of Caterpillar dealerships in Hawaii and Taiwan, US$40 million from sale of Hawaiian restaurant operations and US$13 million from sale of United Terminal in Jardine Pacific, US$53 million from sale of United States motor operations in Jardine Motors Group, US$20 million from sale of Hong Kong Ice and Cold Storage in Dairy Farm, and US$48 million from sale of Jardine Cycle & Carriage's New Zealand motor operations.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$39 million and US$11 million respectively.

(h) Sale of associates and joint ventures in 2005 included US$59 million from sale of Pacific Finance in Jardine Pacific and US$97 million from sale of Kahala Mandarin Oriental in Mandarin Oriental. Sale of associates and joint ventures in 2004 included US$30 million from sale of Polar Motor Group in Jardine Motors Group, US$7 million from repayment of shareholders' loan by Mandarin Oriental, Kuala Lumpur in Mandarin Oriental, and US$6 million from sale of Jardine Cycle & Carriage's remaining Australian motor operations.

(i) Sale of other investments in 2005 included US$36 million from sale of shares in EON Capital in Jardine Strategic. Sale of other investments in 2004 included US$13 million from sale of corporate investments in Mandarin Oriental, US$20 million from sale of Hap Seng Consolidated in Jardine Strategic and US$24 million from sale of other corporate investments.

(j) Analysis of balances of cash and cash equivalents	2005 US$m	2004 US$m
Bank balances and other liquid funds including restricted balances *(refer note 20)*	1,700	1,300
Bank overdrafts *(refer note 29)*	(42)	(37)
Cash and cash equivalents of subsidiary undertakings classified as held for sale *(refer note 21)*	26	–
	1,684	1,263

35 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair value of the conversion option component of the 4.75% Guaranteed Bonds is valued by reference to its credit spread, and the share price and volatility of the underlying J.P. Morgan Chase shares.

The fair values of long-term borrowings are based on market prices or are estimated using the expected future payments discounted at market interest rates.

35 Financial Instruments *(continued)*
Derivative financial instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2005		2004	
	Positive fair value US$m	Negative fair value US$m	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– forward foreign exchange contracts and foreign currency options	**1**	**1**	1	2
– interest rate swaps and caps	**11**	**2**	–	11
	12	**3**	1	13
Economic hedges of net investments in foreign entities				
– forward foreign exchange contracts	**3**	**2**	–	19

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2005 were US$1,013 million *(2004: US$995 million)*.

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following three years.

Foreign currency options

The notional principal amounts of the outstanding foreign currency options at 31st December 2005 were US$16 million *(2004: nil)* and all options will expire within one year.

Interest rate swaps and caps

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2005 were US$961 million *(2004: US$726 million)*.

The due dates of interest rate swaps and caps at 31st December were as follows:

	2005 US$m	2004 US$m
Within one year	**171**	250
Between one and five years	**790**	426
Beyond five years	–	50
	961	726

At 31st December 2005, the fixed interest rates relating to interest rate swaps vary from 1.1% to 6.0% *(2004: 1.2% to 6.9%)*.

36 Commitments

	2005 US$m	2004 US$m
Capital commitments:		
Authorized not contracted	**178**	169
Contracted not provided	**132**	28
	310	197
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	**364**	310
– due between one and five years	**559**	442
– due beyond five years	**409**	552
	1,332	1,304

Total future sublease payments receivable relating to the above operating leases amounted to US$38 million *(2004: US$42 million).*

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

37 Contingent Liabilities

	2005 US$m	2004 US$m
Guarantees in respect of facilities made available to associates and joint ventures	**78**	79

Guarantees in respect of facilities made available to associates and joint ventures are stated at their total respective contracted amounts. It is probable that the Group has no obligations under such guarantees.

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

38 Related Party Transactions

In the normal course of business the Group undertakes a variety of transactions with certain of its associates and joint ventures. The more significant of such transactions are described below.

The Group purchases motor vehicles and spare parts from Astra's associates and joint ventures in Indonesia including Toyota Astra Motor, Astra Honda Motor and Astra Daihatsu Motor, and Jardine Cycle & Carriage's automotive associates and joint ventures in Singapore. Total cost of motor vehicles and spare parts purchased from associates and joint ventures in 2005 amounted to US$2,885 million *(2004: US$107 million)*. The Group also sells motor vehicles and spare parts to Astra's associates and joint ventures in Indonesia including Astra Honda Motor and Astra Daihatsu Motor, Jardine Cycle & Carriage's automotive associates and joint ventures in Singapore and Jardine Motor Group's vehicle leasing associate in the United Kingdom. Total revenue from sale of motor vehicles and spare parts to associates and joint ventures in 2005 amounted to US$319 million *(2004: US$312 million)*. Transactions with Astra's associates and joint ventures are included from the date of acquisition.

The Group rents property from Hongkong Land. The gross annual rentals paid by the Group in 2005 to Hongkong Land were US$2 million *(2004: US$2 million)*. The Group provided property services to Hongkong Land in 2005 in aggregate amounting to US$18 million *(2004: US$17 million)*.

The Group uses Jardine Lloyd Thompson to place certain of its insurance. Brokerage fees and commissions, net of rebates, paid by the Group in 2005 to Jardine Lloyd Thompson were US$4 million *(2004: US$4 million)*.

Bank Permata provides banking services to the Group. The Group's deposits with Bank Permata at 31st December 2005 amounted to US$118 million *(2004: nil)*.

In August 2005, the Group disposed of its 82.5% interest in Reid Street Properties to Hongkong Land for US$11 million resulting in a profit attributable to shareholders of US$5 million. The consideration was based on market valuation of the underlying properties of Reid Street Properties.

Amounts of outstanding balances with associates and joint ventures are included in associates and joint ventures; trade, financing and other debtors; and creditors and accruals, as appropriate *(refer notes 11, 19 and 32)*.

Details of Directors' remuneration (being the key management personnel compensation) are shown on page 87 under the heading of Directors' Appointment, Retirement, Remuneration and Service Contracts.

39 Post Balance Sheet Events

(a) In December 2005, Jardine Cycle & Carriage announced that its shareholders approved the distribution of the company's 65.6% interest in MCL Land by way of a dividend in specie. At the same time, Hongkong Land announced a voluntary conditional cash offer for all the ordinary stock units in MCL Land. Jardine Strategic undertook to accept the offer by Hongkong Land in respect of the 40.9% interest in MCL Land that it would receive through the dividend in specie. As Hongkong Land already held a 9.5% interest in MCL Land at 31st December 2005 and the offer would become unconditional upon the acceptance by Jardine Strategic in respect of its holding, MCL Land was classified as a disposal group held for sale at 31st December 2005.

In January 2006, Jardine Strategic disposed of its interest in MCL Land to Hongkong Land for US$163 million. Hongkong Land's offer closed on 17th February 2006 and resulted in Hongkong Land holding 77.4% of MCL Land.

(b) In December 2005, Mandarin Oriental announced that it had entered into an agreement to sell its interest in The Mark, New York for US$150 million. The sale was completed in February 2006 resulting in a profit after tax of approximately US$35 million.

40 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2005 US$m	2004 US$m
Subsidiary undertakings	684	699
Share capital *(refer note 22)*	151	150
Share premium and capital reserves *(refer note 24)*	33	29
Revenue and other reserves *(refer note 25)*	494	514
Shareholders' funds	678	693
Current liabilities	6	6
Total equity and liabilities	684	699

Subsidiary undertakings are shown at cost less amounts provided.

41 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2005 are set out below.

	Country of incorporation	Particulars of issued capital			Attributable interests 2005 %	Attributable interests 2004 %	Nature of business
Dairy Farm International Holdings Ltd	Bermuda	USD	74,851,779	ordinary	**62**	62	Supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD	229,522,629	ordinary	**35**	34	Property development & investment, leasing & management
Jardine Cycle & Carriage Ltd	Singapore	SGD	336,604,580	ordinary	**50**	47	A 50.1% interest in PT Astra International Tbk and motor trading
Jardine Lloyd Thompson Group plc*	England	GBP	10,615,243	ordinary	**31**	32	Insurance broking
Jardine Matheson Ltd	Bermuda	USD	12,000	ordinary	**100**	100	Group management
Jardine Motors Group Holdings Ltd	Bermuda	USD	8,947,702	ordinary	**100**	100	Motor trading
Jardine Pacific Holdings Ltd	Bermuda	USD	62,500,000	ordinary	**100**	100	Transport services, engineering & construction, restaurants, property and IT services
Jardine Strategic Holdings Ltd	Bermuda	USD	52,950,106	ordinary	**80**	79	Holding
Mandarin Oriental International Ltd	Bermuda	USD	49,630,437	ordinary	**59**	59	Hotel management & ownership
Matheson & Co., Ltd	England	GBP	20,000,000	ordinary	**100**	100	Holding and management
PT Astra International Tbk	Indonesia	IDRm	2,024,178	ordinary	**25**	22	Automotive, financial services, agribusiness and heavy equipment
Rothschilds Continuation Holdings AG*	Switzerland	CHF	60,975,765	ordinary	**18**	–	Financial services including investment banking

*Associates. All other companies are subsidiary undertakings.

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective companies, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

The financial statements of Hongkong Land and Jardine Lloyd Thompson can be accessed through the internet at the companies' respective websites.

Independent Auditors' Report

To the members of Jardine Matheson Holdings Limited

We have audited the accompanying consolidated balance sheet of Jardine Matheson Holdings Limited and its subsidiaries ('the Group') as at 31st December 2005, and the related consolidated profit and loss account, cash flows, statement of recognized income and expense and related notes for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31st December 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Bermuda Companies Act.

PricewaterhouseCoopers LLP
London
United Kingdom

29th March 2006

Five Year Summary

Profit and Loss

	2005 US$m	2004 US$m	2003 US$m	2002 US$m	2001 US$m
Revenue	**11,929**	8,970	8,390	7,398	9,413
Profit/(loss) attributable to shareholders	**1,245**	947	85	111	(25)
Underlying profit attributable to shareholders	**463**	394	305	242	171
Earnings/(loss) per share (US$)	**3.59**	2.69	0.23	0.29	(0.06)
Underlying earnings per share (US$)	**1.33**	1.12	0.83	0.65	0.44
Dividends per share (US¢)	**45.00**	40.00	33.00	30.00	26.50

Balance Sheet

	2005 US$m	2004 US$m	2003 US$m	2002 US$m	2001 US$m
Total assets	**18,440**	10,580	8,951	8,898	8,163
Total liabilities	**(9,463)**	(5,195)	(5,034)	(5,102)	(4,484)
Total equity	**8,977**	5,385	3,917	3,796	3,679
Shareholders' funds	**5,020**	3,639	2,540	2,366	2,604
Net debt (excluding net debt of finance companies)	**1,802**	1,631	1,848	1,631	1,648
Net asset value per share (US$)	**14.33**	10.56	7.08	6.42	6.88

Cash Flow

	2005 US$m	2004 US$m	2003 US$m	2002 US$m	2001 US$m
Cash flows from operating activities	**626**	730	675	594	357
Cash flows from investing activities	**(164)**	(159)	(541)	(64)	(124)
Net cash flow before financing	**462**	571	134	530	233
Cash flow per share from operating activities (US$)	**1.80**	2.08	1.84	1.58	0.92

Figures prior to 2004 have been restated to reflect changes in accounting policies for defined benefit pension plans and properties for sale. Figures for 2003 have been restated to reflect the change in accounting policy for share-based payments.

Until 31st December 2003, goodwill was amortized on a straight line basis and negative goodwill was reported under intangible assets or included within associates and joint ventures, as appropriate.

The Group's corporate governance relies on a combination of shareholder, board and management supervision and strict compliance, internal audit and risk control procedures, within the context of the various international regulatory regimes to which Group companies are subject.

Jardine Matheson Holdings Limited is incorporated in Bermuda. The majority of the Group's business interests are in Asia. The Company has its primary share listing on the London Stock Exchange and secondary listings in Bermuda and Singapore. The Company's share capital is 53%-owned by Jardine Strategic Holdings Limited, a Bermuda incorporated 80%-owned subsidiary of the Company similarly listed in London, Bermuda and Singapore. The primary corporate governance regime applicable to the Company arises under the laws of Bermuda, including under certain specific statutory provisions that apply to the Company alone. The Company has fully complied with that governance regime. The Company is not subject to the Combined Code (the 'Code') that applies to United Kingdom incorporated companies listed in London, but this report outlines the significant ways in which its corporate governance practices differ from those set out in the Code.

The Management of the Group

The Company is the parent company of the Jardine Matheson Group. Its management is therefore concerned both with the direct management of Jardine Matheson's own activities, and with supervision of the operations of other listed companies within the wider group. Management is delegated to the appropriate level, with the boards of the management companies of the Group's listed subsidiaries and certain associated companies being co-ordinated by the board of the Group management company, Jardine Matheson Limited ('JML'). This meets regularly in Hong Kong and is chaired by the Managing Director. Its seven other members, whose names appear on page 91 of this Report, include the Chief Financial Officer and the Group General Counsel. In addition, the Directors of the Company based outside Asia make regular visits to Asia and Bermuda, where they participate in five annual strategic reviews, four of which precede the full Board meetings. These Directors' knowledge of the Region and the Group's affairs reinforces the process by which business is reviewed by the Board.

The Board

The Company currently has a Board of eight directors; four are executive and four are non-executive. Their names and brief biographies appear on page 26 of this Report. The composition and operation of the Board reflect the approach to management described in this Report. The Board regards Asian business experience and relationships as more valuable attributes of its non-executive Directors than formal independence criteria. The Company does not have nomination or remuneration committees or a formal Board evaluation process. Decisions on nomination and remuneration result from consultations between the Chairman and the Managing Director and other Directors as they consider appropriate. The members of the Audit Committee are Simon Keswick, C.G.R. Leach and R. C. Kwok. The Board has not designated a 'senior independent director' as set out in the Code.

Among the matters which the Board decides are the Group's business strategy, its annual budget, dividends and major corporate activities. The Board is scheduled to hold four meetings in 2006 and ad hoc procedures are adopted to deal with urgent matters. Two meetings each year are held in Bermuda and two in Asia. The Board receives high quality, up to date information for each of its meetings. This information is approved by the Company's management before circulation, and is then the subject of a strategy review in a cycle of meetings (in Bermuda or Asia, as appropriate) prior to consideration by the Board itself. Responsibility for implementing the Group's strategy within designated financial parameters is delegated to JML.

Directors' Appointment, Retirement, Remuneration and Service Contracts

Candidates for appointment as executive Directors of the Company, as directors of JML or as senior executives elsewhere in the Group may be sourced internally or externally using the services of specialist executive search firms. The aim is to appoint individuals of the highest calibre in their area of expertise, combining international best practice with experience of and an affinity with Asian markets.

In accordance with Bye-law 91 of the Company's Bye-laws, each new Director is subject to retirement at the first Annual General Meeting after appointment. Thereafter, the Director will be subject to retirement by rotation pursuant to Bye-law 84 whereby one-third of the Directors retire at the Annual General Meeting each year. These provisions apply to both executive and non-executive Directors, but the requirement to retire by rotation pursuant to Bye-law 84 does not extend to the Chairman or Managing Director.

On 1st April 2006, A.J.L. Nightingale succeeded Percy Weatherall as Managing Director. In accordance with Bye-law 84, R.C. Kwok and Percy Weatherall retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Neither of the Directors proposed for re-election has a service contract with the Company or its subsidiaries.

The Company's policy is to offer competitive remuneration packages to its senior executives. It is recognized that, due to the nature of the Group and its diverse geographic base, many of its senior executives, including executive Directors, are required to be offered international terms. The nature of the remuneration packages is designed to reflect this, for example by the provision of accommodation. Executive Directors joining from outside the Group are normally offered an initial fixed term service contract, reflecting the requirement for them to relocate. These contracts will be expected to reduce to a notice period of not more than one year after the initial term. Non-executive Directors' fees are decided upon by shareholders in general meeting as provided for by the Company's Bye-laws.

Certain Directors are discretionary objects under a trust created in 1947 (the '1947 Trust'). The Trustees of the 1947 Trust hold some 36 million ordinary shares in the Company representing 5.9% of the Company's issued share capital. Under the terms of the 1947 Trust, its income is to be distributed to senior executive officers and employees of the Company and its wholly-owned subsidiaries. Such distribution is made by the Trustees after consultation between the Chairman and the Managing Director and such other Directors as they consider appropriate.

For the year ended 31st December 2005, the Directors received from the Group US$6.2 million *(2004: US$7.5 million)* in employee benefits, being US$5.6 million *(2004: US$6.9 million)* in short-term employee benefits including salary, bonuses, accommodation and deemed benefits in kind and US$0.6 million *(2004: US$0.6 million)* in post-employment benefits. The 1947 Trust also made distributions to Directors amounting to US$14.4 million *(2004: US$11.9 million)*. The information set out in this paragraph forms part of the audited financial statements. A motion to increase the non-executive Directors' fees to US$30,000 each per annum and the Chairman's fee to US$45,000 per annum with effect from 1st January 2006 will be proposed at the forthcoming Annual General Meeting.

Senior executive share incentive schemes have also been established to provide longer-term incentives for executive Directors and senior managers. The share options are granted by the scheme trustee after consultation between the Chairman and the Managing Director and such other Directors as they consider appropriate. The share options are granted at the then prevailing market prices and the scheme rules now provide that they normally vest after the third anniversary of the date of grant. Grants may be made in a number of instalments. Share options are not granted to non-executive Directors.

The Company purchases insurance to cover its Directors against their costs in defending themselves in civil proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. To the extent permitted by law, the Company also indemnifies its Directors. Neither the insurance nor the indemnity provides cover where the Director has acted fraudulently or dishonestly.

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting. The financial statements should present fairly in accordance with International Financial Reporting Standards ('IFRSs') the financial position of the Group at the end of the year and the results of its operations and its cash flows for the year then ended. The Directors consider that applicable accounting policies under IFRS, applied on a consistent basis and supported by prudent and reasonable judgments and estimates, have been followed in preparing the financial statements.

Code of Conduct

The Group conducts business in a professional, ethical and even-handed manner. Its ethical standards are clearly set out in its Code of Conduct, an important set of guidelines to which every employee must adhere. This code requires that all Group companies comply with all laws of general application, all rules and regulations that are industry specific and proper standards of business conduct. It also requires that all managers must be fully aware of their obligations under the Code of Conduct and establish procedures to ensure compliance at all levels within their organizations.

Internal Control

The Board has overall responsibility for the Group's system of internal control. The system of internal control is designed to manage, rather than eliminate, business risk; to help safeguard its assets against fraud and other irregularities; and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

The Board has delegated to the Audit Committee responsibility for reviewing the operation and effectiveness of the Group's system of internal control and the procedures by which this is monitored. The Audit Committee considers the system and procedures on a regular basis, and reports to the Board semi-annually. The Company's Managing Director, Chief Financial Officer and Group General Counsel together with representatives of the internal and external auditors attend the Audit Committee meetings by invitation.

Executive management is responsible for the oversight of the implementation of the systems of internal control throughout the Group. The implementation of the systems of internal control within the Group's operating companies is the responsibility of each company's board and its executive management. The effectiveness of these systems is monitored by the internal audit function, which is outside the operating companies, and by a series of audit committees that operate in each major business unit across the Group. The findings of the internal audit function and recommendations for any corrective action required are reported to the relevant audit committee and, if appropriate, to the Audit Committee of the Company.

The Group has in place an organizational structure with defined lines of responsibility and delegation of authority. Across the Group there are established policies and procedures for financial planning and budgeting; for information and reporting systems; for the assessment of risk; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Company's policy on commercial conduct underpins the Group's internal control process, particularly in the area of compliance. The policy, as set out in the Code of Conduct, is reinforced and monitored by an annual compliance certification process.

The Audit Committee has also been given the responsibility to oversee the effectiveness of the formal procedures, which are in the process of implementation across the Group, for employees to raise, in confidence, any concerns over financial reporting, compliance or other matters. The Audit Committee will review any reports made under those procedures that might be referred to it by the internal audit function.

Prior to completion and announcement of the half-year and year-end results, a review of the Company's financial information and any issues raised in connection with the preparation of the results is undertaken by the Audit Committee with the executive management and a report is received from the external auditors. The external auditors also have access to the full Board, in addition to the Managing Director and other senior executives, and to the boards of the Group's operating companies.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various Group audit committees. The Audit Committee also keeps under review the independence and objectivity of the external auditors.

Directors' Share Interests

At 31st December 2005, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its subsidiaries. These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Dairy Farm	Mandarin Oriental
Henry Keswick	11,628,642# 55,366*	–	–	–
A.J.L. Nightingale	1,002,332 5,333*	16,875	24,375 9,808*	–
Simon Keswick	9,364,343# 2,722,552*	7,290 19,661*	66,087	19,858
R.C. Kwok	28,315	1,167	20,914	6,711
C.G.R. Leach	932,814	53,777	–	–
Dr Richard Lee	90,000	–	–	–
Percy Weatherall	33,593,220# 355,389*	78,750	552,081	–

**Non-beneficial.*
#Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Simon Keswick and Percy Weatherall each has a discloseable interest.

In addition:

(a) At 31st December 2005, Percy Weatherall held options in respect of 130,000 ordinary shares issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(b) Directors who are senior executive officers and employees of the Company and its wholly-owned subsidiaries are discretionary objects under the 1947 Trust. Such Directors are deemed to be interested in the 35,915,991 ordinary shares in the Company representing 5.91% of the Company's issued share capital at 31st December 2005 held by the 1947 Trust.

(c) At 31st December 2005, A.J.L. Nightingale had a beneficial interest in 25,000 ordinary shares in Jardine Davies, 15,000 ordinary shares in Cycle & Carriage Bintang and 600,000 ordinary shares in Astra. He also had a non-beneficial interest in 10,000 ordinary shares in Astra.

(d) At 31st December 2005, Simon Keswick had a beneficial interest in 350,400 ordinary shares in Astra Agro Lestari.

(e) On 30th March 2006, Percy Weatherall disposed of 122,300 ordinary shares in the Company and 152,081 ordinary shares in Dairy Farm.

(f) Between 30th March and 3rd April 2006, Percy Weatherall disposed of 78,750 ordinary shares in Jardine Strategic.

(g) On 3rd April 2006, Percy Weatherall disposed of 130,000 ordinary shares in the Company, which he had received upon the exercise on that date of options issued pursuant to the Company's Senior Executive Share Incentive Schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 10th April 2006.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company that Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 322,478,866 ordinary shares representing 53.09% of the Company's current issued ordinary share capital. Apart from this shareholding and the shareholdings of the 1947 Trust and of Percy Weatherall disclosed above, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 10th April 2006.

The Bermuda Takeover Code provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Relations with Shareholders

The Company maintains a dialogue with major shareholders and holds meetings following the announcement of the annual and interim results with institutional shareholders. A corporate website is maintained containing a wide range of information of interest to investors at www.jardines.com.

The 2006 Annual General Meeting will be held on 15th June 2006. The full text of the resolutions and explanatory notes in respect of the meeting are contained in the Notice of Meeting which accompanies this Report.

Securities Purchase Arrangements

At the Annual General Meeting held on 5th May 2005, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases by the Company or its subsidiaries of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

On 30th December 2005, the Company repurchased and cancelled 117,000 ordinary shares representing 0.02% of the Company's issued ordinary share capital for an aggregate consideration of US$0.7 million from Clare Investment and Trustee Company Limited, a subsidiary and the Trustee of the Company's Senior Executive Share Incentive Schemes. The repurchase related to options previously granted under the Company's Senior Executive Share Incentive Schemes which had ceased to be exercisable and was carried out in accordance with the Schemes' rules at the respective issue prices.

Arrangements under which Shareholders have agreed to Waive Dividends

Clare Investment and Trustee Company Limited has waived the interim dividend and has undertaken to waive the recommended final dividend for 2005 in respect of the ordinary shares in which it is interested as the Trustee of the Company's Senior Executive Share Incentive Schemes.

Related Party Transactions

Details of transactions with related parties entered into by the Company during the course of the year are included in note 38 to the financial statements on page 81. There were no transactions entered into by the Company during the course of the year to which the related party transaction rules of the UK Listing Authority apply.

Shareholder Information

Financial Calendar

2005 full-year results announced	29th March 2006
Share registers closed	24th to 28th April 2006
2005 final dividend scrip election period closes	2nd June 2006
Annual General Meeting to be held	15th June 2006
2005 final dividend payable	21st June 2006
2006 half-year results to be announced	12th September 2006*
Share registers to be closed	2nd to 6th October 2006*
2006 interim dividend scrip election period closes	3rd November 2006*
2006 interim dividend payable	22nd November 2006*

**Subject to change.*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 2nd June 2006. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 7th June 2006. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars. Shareholders, including those who hold their shares through CDP, may also elect to receive a scrip alternative to their dividends.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Group Offices

Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone (852) 2843 8288 Facsimile (852) 2845 9005 Email jml@jardines.com Website www.jardines.com
	Directors A.J.L. Nightingale, Chairman Jonathan Gould Mark Greenberg Adam Keswick Ben Keswick R.C. Kwok Y.K. Pang James Riley	**Group Corporate Secretary** N.M. McNamara
Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ United Kingdom	Telephone (44 20) 7816 8100 Facsimile (44 20) 7623 5024 Email rleach@matheson.co.uk Website www.matheson.co.uk C.G.R. Leach
Jardine Pacific Ltd	25th Floor, Devon House Taikoo Place 979 King's Road Quarry Bay Hong Kong	Telephone (852) 2579 2888 Facsimile (852) 2856 9863 Email jpl@jardines.com Ben Keswick
Jardine Motors Group Ltd	31st Floor, The Lee Gardens 33 Hysan Avenue G.P.O. Box 209 Hong Kong	Telephone (852) 2895 7218 Facsimile (852) 2894 9956 Email jmg@jardines.com Y.K. Pang
Jardine Lloyd Thompson Group plc	6 Crutched Friars London EC3N 2PH United Kingdom	Telephone (44 20) 7528 4444 Facsimile (44 20) 7528 4185 Email info@jltgroup.com Website www.jltgroup.com Dominic Burke
Hongkong Land Ltd	8th Floor One Exchange Square Hong Kong	Telephone (852) 2842 8428 Facsimile (852) 2845 9226 Email gpobox@hkland.com Website www.hkland.com Nicholas Sallnow-Smith
Dairy Farm Management Services Ltd	7th Floor, Devon House Taikoo Place 979 King's Road G.P.O. Box 286 Hong Kong	Telephone (852) 2299 1888 Facsimile (852) 2299 4888 Email groupcomm@dairy-farm.com.hk Website www.dairyfarmgroup.com Ronald J. Floto
Mandarin Oriental Hotel Group International Ltd	7th Floor 281 Gloucester Road Causeway Bay Hong Kong	Telephone (852) 2895 9288 Facsimile (852) 2837 3500 Email enquiries@mohg.com Website www.mandarinoriental.com Edouard Ettedgui
Jardine Cycle & Carriage Ltd	239 Alexandra Road Singapore 159930	Telephone (65) 6473 3122 Facsimile (65) 6475 7088 Email corporate.affairs@jcclgroup.com Website www.jcclgroup.com Adam Keswick

Group Offices (continued)

Bermuda Jardine Matheson International Services Ltd	4th Floor, Jardine House 33-35 Reid Street P.O. Box HM 1068 Hamilton HM EX	Telephone Facsimile	(1 441) 292 0515 (1 441) 292 4072 C.H. Wilken
Hong Kong SAR Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone Facsimile	(852) 2843 8288 (852) 2845 9005 A.J.L. Nightingale
Indonesia Jardine Matheson Ltd (Representative Office)	Level 16, World Trade Centre Jalan Jendral Sudirman Kav. 29-31 Jakarta 12920	Telephone Facsimile	(62 21) 522 8981 (62 21) 522 8983 Leonard van Hien
Mainland China Jardine Matheson (China) Ltd (Liaison Office)	Rm 528, 5/F, China World Tower 1 China World Trade Centre No.1 Jianguomenwai Avenue Chaoyang District, Beijing 100004	Telephone Facsimile	(8610) 6505 2801 (8610) 6505 2805 Adam C.N. Williams
Malaysia Jardine Matheson (Malaysia) Sdn Bhd	Tingkat 4, Bangunan Setia 1 15 Lorong Dungun Bukit Damansara 50490 Kuala Lumpur	Telephone Facsimile	(603) 2094 2168 (603) 2092 2168 Dato' Khalid bin Haji Ismail
Netherlands Jardine Matheson Europe B.V.	Diepenbrockstraat 19 1077 VX Amsterdam	Telephone Facsimile	(31 20) 470 0258 (31 20) 470 0323 James Reid
Philippines Jardine Matheson Ltd (Representative Office)	25/F Philamlife Tower 8767 Paseo de Roxas 1226 Makati City, Philippines	Telephone Facsimile	(632) 884 5673 (632) 885 7078 A.B. Colayco
Singapore Jardine Matheson (Singapore) Ltd	239 Alexandra Road, 3rd Floor Singapore 159930	Telephone Facsimile	(65) 6220 4254 (65) 6323 0694 Y.C. Boon
Taiwan Jardine, Matheson & Co., Ltd	14th Floor, World Trade Building 50 Hsin Sheng South Road Section 1, Taipei 10059	Telephone Facsimile	(8862) 2395 4605 (8862) 2394 5625 Liang Chang
Thailand Jardine Matheson (Thailand) Ltd	21-03, 21st Floor, Times Square Building 246 Sukhumvit Road, Klong Toey Bangkok 10110	Telephone Facsimile	(662) 254 0675 (662) 254 0671 Dr Pisit Leeahtam
United Kingdom Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ	Telephone Facsimile	(44 20) 7816 8100 (44 20) 7623 5024 C.G.R. Leach
Vietnam Jardine Matheson Ltd	8th Floor, Jardine House 58 Dong Khoi Street District 1, Ho Chi Minh City	Telephone Facsimile	(848) 8222 340 (848) 8230 030 Simon Craig/Nguyen Thi Theu

www.jardines.com

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Annual Report and Notice
Released	10:28 03-May-06
Number	3396C

JARDINE MATHESON HOLDINGS LIMITED

ANNUAL REPORT 2005 AND NOTICE OF 2006 ANNUAL GENERAL MEETING

Jardine Matheson Holdings Limited announces that its Annual Report for the year ended 31st December 2005 and the Notice of the 2006 Annual General Meeting together with the relevant Form of Proxy have been posted to shareholders today, Wednesday, 3rd May 2006. Full details are available on the Company's website at www.jardines.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

3rd May 2006

www.jardines.com

END

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Jardine Matheson

Jardine Matheson Holdings Limited

Annual General Meeting 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the United Kingdom's Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your ordinary shares in Jardine Matheson Holdings Limited you should immediately forward this document and the accompanying form of proxy to the purchaser or to the stockbroker, bank, or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Jardine Matheson Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 15th June 2006 at 9.00 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2005, and to declare a final dividend.

2 To re-elect Directors.

3 To fix the Directors' fees.

4 To re-appoint the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments the following Ordinary Resolutions:

5 That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Employee Share Purchase Trust, shall not exceed US$7.5 million, and the said approval shall be limited accordingly.

6 That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company may purchase pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 5 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C.H. Wilken
Company Secretary

3rd May 2006

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 5

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no present intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 6

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority, will be not less than US¢25 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 10th April 2006, the latest practicable date prior to the publication of this document, a total of 2,250,724 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 0.37% of the issued share capital at that date and 0.44% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

In accordance with the Companies Act 1981 of Bermuda, shares which are repurchased by the Company shall be treated as cancelled and the amount of the Company's issued capital shall be diminished by the nominal value of those shares accordingly.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

In the opinion of the Board the proposals set out in Resolution 5 and Resolution 6 are in the best interests of shareholders as a whole and the Board recommends that shareholders vote in favour of the resolutions.

Notes:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

This letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should immediately consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

If you have sold all your ordinary shares in Jardine Matheson Holdings Limited, please hand these documents to the stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Jardine Matheson

Jardine Matheson Holdings Limited

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

3rd May 2006

RECEIVED
2006 MAY 11 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear shareholder,

Scrip dividend scheme

Introduction

On 29th March 2006, your Directors recommended a final dividend for 2005 of US¢35.65 per ordinary share which is payable in cash in United States Dollars. Shareholders on the Jersey branch register of members also have the option to elect for Sterling in preference to United States Dollars. Your Directors are also pleased to offer you the alternative of receiving new ordinary shares of Jardine Matheson Holdings Limited (the "Company") credited as fully paid in lieu of the 2005 final dividend.

The scrip dividend scheme enables shareholders to increase their holding of ordinary shares without incurring dealing or other costs. To the extent that shareholders elect to receive new ordinary shares, the Company will also benefit by retaining cash which would otherwise be payable by way of dividend.

Election for scrip in lieu of cash dividend

This letter constitutes an offer by the Company for you to participate in the scrip dividend scheme for the 2005 final dividend. Shareholders may elect to receive new ordinary shares, calculated by reference to the market value of the ordinary shares based on the average of the United States Dollar closing prices of the ordinary shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 2nd June 2006.

Registered Office:
Jardine House,
33-35 Reid Street,
Hamilton, Bermuda

(Please address all correspondence to the appropriate registrar or transfer agent of the Company as set out in Appendix II.)

Set out in Appendix I to this letter are full details of the scrip dividend scheme together with an explanation of the steps you need to take if you wish to receive new ordinary shares in respect of part or all of your dividend.

If you have in place a permanent election to receive new ordinary shares under the scrip dividend scheme, you will find a Form of Notification enclosed with this letter. You need take no further action if you wish to receive new ordinary shares in lieu of the cash dividend on the whole of your holding stated on the Form of Notification.

If you do not have in place a permanent election and you wish to receive new ordinary shares in lieu of a cash dividend on all or part of your holding, you should complete, sign and return the enclosed Form of Election and Mandate to the relevant registrar or transfer agent of the Company at the address given on the form so that it is received not later than 4.00 p.m. (local time) on 2nd June 2006.

IF YOU WISH TO RECEIVE CASH IN RESPECT OF THE CURRENT DIVIDEND ON ALL OF YOUR HOLDING, AND YOU DO NOT HAVE A PERMANENT ELECTION IN PLACE, YOU NEED TAKE NO FURTHER ACTION. (Shareholders on the Jersey branch register should refer to the currency election section below. Shareholders holding their shares through The Central Depository (Pte) Limited ("CDP") system in Singapore can also elect through CDP to receive Singapore Dollars.)

Currency election for shareholders on the Jersey branch register

The Company's dividends are declared in United States Dollars. All shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for the Sterling alternative. Dividends to be paid in Sterling are calculated by reference to the rate prevailing within ten business days prior to the dividend payment date.

Existing currency elections for shareholders on the Jersey branch register are indicated on the Form of Election and Mandate which has been sent to them. These shareholders who wish to receive their dividend in the alternative currency should notify Capita Registrars, the United Kingdom transfer agent, by completing and returning the form so that it is received not later than 4.00 p.m. (local time) on 2nd June 2006.

General

Dividends paid by the Company will be paid gross and will not be subject to any deduction or withholding by the Company in any jurisdiction. Whether or not it is to your advantage to receive new ordinary shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom, including any taxation consequences, is the sole responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER.**

Yours sincerely,
Henry Keswick
Chairman

SCRIP DIVIDEND SCHEME

1. Introduction

The following explains how the scrip dividend scheme (the "Scheme") will operate and contains further details of the Scheme.

2. Who is eligible?

For each dividend in respect of which a scrip dividend is offered, there will be a date on which shareholders on the register qualify to elect for either a cash dividend and/or a scrip dividend of new ordinary shares. **The offer of the scrip alternative is not available to shareholders with registered addresses in the United States of America or Canada or any beneficial owner of ordinary shares who is a U.S. or Canadian person (for further details see paragraph 10 below).**

3. *What are your choices?*

The Scheme gives you the choice:

(i) to receive new ordinary shares for the whole of the current dividend instead of cash; or

(ii) to receive part of your current dividend in new ordinary shares and part in cash; or

(iii) to receive new ordinary shares instead of cash for the whole of the current and future dividends (although you will remain entitled to choose cash in respect of any future dividend at the time that the offer of any scrip dividend alternative is made).

4. How many new ordinary shares will you get?

For the purpose of calculating the number of new ordinary shares to be allotted under the scrip election, the market value of the new ordinary shares will be based upon the average of the United States Dollar closing prices on the Singapore Exchange Securities Trading Limited for the existing ordinary shares of the Company for the five trading days up to and including 2nd June 2006, being the last day on which shareholders are entitled to make their election (the "Election Date"). Consequently, it will not be possible to determine until that date the exact number of new ordinary shares to which shareholders electing to receive dividends in scrip will be entitled.

The basis of allotment of new ordinary shares will be notified to the stock exchanges where the Company's shares are listed as soon as available and will be confirmed to shareholders when share certificates in respect of the new ordinary shares arising from the scrip election are sent.

As an indication of the number of new ordinary shares which shareholders will be entitled, based on the closing price of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited on 26th April 2006 (being the latest practicable date prior to the printing of this document), shareholders will be entitled to receive one new ordinary share for every 51.61290 ordinary shares held, calculated by reference to the final dividend of US¢35.65 per ordinary share.

Where an election is made for new ordinary shares, it is unlikely that your entitlement will give rise to an exact number of new ordinary shares, and fractions of a share cannot be issued. A small residual entitlement will result from the balance of ordinary shares in respect of which new ordinary shares are not issued, either because of the rounding of entitlements or because the number of such ordinary shares is insufficient to entitle the shareholder to one whole new ordinary share. The way in which this residual entitlement will be dealt with will vary depending on the election made by the shareholder, as explained in paragraph 7 below.

5. **What action will you need to take?**

(i) **To maintain your permanent election to receive new ordinary shares in lieu of cash**

If you have previously made a permanent election which remains in force a Form of Notification is enclosed. **NO ACTION IS NECESSARY UNLESS YOU WISH TO REVOKE YOUR MANDATE** (in which case refer to paragraph (ii) below). If that election is not formally revoked by 4.00 p.m. (local time) on the Election Date, you will be allotted new ordinary shares in lieu of the cash dividend based on your record date holding and any fractional entitlement brought forward. Any fractional entitlement arising from the current dividend will be carried forward.

(ii) **To revoke your permanent election and receive your dividend all in cash or partly in cash and partly in new ordinary shares**

If you do not wish to receive new ordinary shares, or if you wish to receive a smaller number of new ordinary shares, please complete part B of the enclosed Form of Notification duly amended, revoking the permanent election, and sign and return it to the relevant registrar or transfer agent of the Company at the address given on the form by the Election Date. If you revoke your permanent election, you will in future receive a Form of Election and Mandate in respect of any dividends to which the Scheme applies.

(iii) **To make a permanent election to receive all of your entitlement in new ordinary shares for the current and future dividends**

If you have not made a permanent election, a Form of Election and Mandate is enclosed. If you wish to elect to receive new ordinary shares as an alternative to the whole of the current and future cash dividends to which the Scheme applies, you may do so by entering a tick (√) in the relevant box in part A of the enclosed Form of Election and Mandate and then signing and returning the form.

(iv) **To make a full scrip election for the current dividend only**

If you wish to elect to receive new ordinary shares as an alternative to this cash dividend, but not for any future cash dividends to which the Scheme applies, you may do so by simply signing and returning the Form of Election and Mandate. Please also refer to paragraph 7 below regarding fractional entitlements.

(v) **To receive new ordinary shares in lieu of cash on part of your holding for the current dividend only**

If you wish to elect to receive new ordinary shares on part of your holding only, and to receive a cash payment on the balance, you may do so by inserting in the relevant box in part A of the enclosed Form of Election and Mandate the number of ordinary shares your scrip election is to apply to and then signing and returning the form. If this number gives rise to a fraction of a new ordinary share, that fraction will not be issued and the cash portion of your dividend will be increased accordingly. Please also refer to paragraph 7 below. Shareholders making a partial election will receive the cash portion of their dividend in United States Dollars. However, shareholders on the Jersey branch register will be entitled to elect for the Sterling alternative and shareholders within CDP will be entitled to elect through CDP for the Singapore Dollar alternative. If no election is made, shareholders on the Jersey branch register will receive the currency stated in box (2) of part A of the Form of Election and Mandate whereas shareholders within CDP will receive United States Dollars.

(vi) **To receive your dividend in cash**

If you wish to receive cash in respect of the whole of the current dividend on all of your holding, you need take no further action, unless you are a shareholder on the Jersey branch register who wish to receive the cash dividend in an available currency other than the one set out in box (2) of part A of the enclosed Form of Election and Mandate. In such case please complete part B of the enclosed Form of Election and Mandate.

Forms of Election and Mandate should be returned to the relevant registrar or transfer agent of the Company at the address given therein so as to be received not later than 4.00 p.m. (local time) on the Election Date.

NO SCRIP ELECTION MAY BE REVOKED IN RESPECT OF ANY PARTICULAR DIVIDEND AFTER THE ANNOUNCED LAST DATE FOR MAKING SCRIP ELECTIONS IN RESPECT OF THAT DIVIDEND.

6. When will the shares be issued?

New ordinary shares will be allotted on the same register as that on which the existing holding is registered. It is intended that the certificates for the new ordinary shares will be posted to shareholders, at shareholders' risk, on or about 21st June 2006 (the "Dividend Payment Date"). Shareholders within CDP will have the new ordinary shares credited to their accounts, or, as appropriate, to their depository agents' accounts on 21st June 2006. The new ordinary shares will, on issue, rank pari passu with the existing ordinary shares.

7. What will happen to fractional entitlements?

Shareholders who already have, or make, permanent elections to receive new ordinary shares under the Scheme will have their fractional entitlements carried forward (without interest) until such entitlement, together with subsequent future dividends (to which a scrip alternative applies) is sufficient to pay for at least one new ordinary share. The new ordinary share will then be allotted at the same time and price at which new ordinary shares are allotted pursuant to a subsequent scrip dividend, with any outstanding fractional entitlement again being carried forward in the same manner. If a fractional entitlement is carried forward for you it will be paid (without interest) if, at any time, you dispose of your entire holding, or cancel your permanent election.

Shareholders who elect to receive their full entitlement in new ordinary shares for the current dividend only will receive any fractional entitlement in United States Dollars, except shareholders on the Jersey branch register with addresses in the United Kingdom who will receive Sterling and shareholders within CDP who will have the option of United States Dollars or Singapore Dollars.

Shareholders who make a partial election for scrip will receive any fractional entitlement on the Dividend Payment Date in the same currency in which they receive the cash portion of the dividend.

8. Effect of the Scheme

On the basis that all shareholders elected to receive new ordinary shares in lieu of cash (excluding the 2,250,724 ordinary shares held by the Trustee to the Company's Senior Executive Share Incentive Schemes) some 11,725,676 new ordinary shares representing 1.93 per cent. of the current issued ordinary share capital of the Company would be allotted (based on the market value of the Company's ordinary shares on 26th April 2006, being the latest practicable date prior to the printing of this document). If no elections for scrip were received, the total cash payable by the Company would amount to US$215.8 million.

9. **Stock exchange listings**

The Company's ordinary shares are listed on the London Stock Exchange plc, The Bermuda Stock Exchange and the Singapore Exchange Securities Trading Limited. Application will be made to each of these stock exchanges for listings of and permission to deal in the new ordinary shares. No part of the Company's ordinary share capital is listed or dealt in on any other stock exchange and no such listing or permission to deal on any other stock exchange is being, or is proposed to be, sought.

In the event that the UK Listing Authority has not agreed to admit the new ordinary shares to the Official List of the London Stock Exchange plc on or before 21st June 2006, scrip elections in respect of the current dividend will be disregarded and it will be paid in cash.

10. **General**

Dividends paid by the Company will be paid gross and will not be subject to any deduction or withholding by the Company in any jurisdiction. Whether or not it is to your advantage to receive new ordinary shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom, including any taxation consequences, is the sole responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER.** This applies particularly to shareholders who are trustees, who are recommended to take professional advice as to whether the choice of new ordinary shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Shareholders should consult their professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scheme. No person receiving a copy of this letter and/or a Form of Election and Mandate and/or a Form of Notification in any territory may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

Securities relating to the Scheme have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any State securities laws and applicable securities legislation of Canada, and, therefore, no Forms of Election and Mandate and/or Forms of Notification are being sent into the United States and Canada and no election for allotment of new ordinary shares under the Scheme will be offered to any beneficial owner of shares who is a U.S. or Canadian person and such beneficial owner will receive the dividend wholly in cash.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Ex-dividend date	19th April 2006
Record date for entitlement to the current dividend	Close of business 21st April 2006
Dates when the scrip price is determined (Five day average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited)	29th May to 2nd June 2006
LATEST TIME FOR RECEIPT OF FORMS OF ELECTION AND MANDATE OR FORMS OF NOTIFICATION BY REGISTRARS/TRANSFER AGENT	4.00 p.m. (local time) 2nd June 2006
Dividend Payment Date; dividend warrants and new ordinary share certificates posted	21st June 2006
First day of dealings in new ordinary shares	22nd June 2006

Further copies of this letter and replacement Forms of Election and Mandate may be obtained from the following addresses:

Singapore Branch Registrar
M & C Services Private Limited
138 Robinson Road #17–00
The Corporate Office
Singapore 068906

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Circular to Shareholders
Released	10:30 03-May-06
Number	3398C

JARDINE MATHESON HOLDINGS LIMITED

CIRCULAR TO SHAREHOLDERS - SCRIP DIVIDEND SCHEME

Jardine Matheson Holdings Limited announces that a Circular to shareholders dated 3rd May 2006 in respect of its Scrip Dividend Scheme and the relevant election forms have been posted to shareholders today, Wednesday, 3rd May 2006. Full details are available on the Company's website at www.jardines.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

3rd May 2006

www.jardines.com

END

Close

THIS DOCUMENT IS IMPORTANT AND NOT TRANSFERABLE. If you have any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

This form should be returned to M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.

Jardine Matheson

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Holdings Limited

FINAL DIVIDEND FOR 2005 — FORM OF ELECTION AND MANDATE

YOU NEED TAKE NO ACTION IF YOU SIMPLY WISH TO RECEIVE CASH. You must complete part A if you wish to receive new ordinary shares wholly or partly in lieu of cash and/or make a permanent revocable election for new ordinary shares in lieu of the current and future dividends. The completed form must be returned to M & C Services Private Limited at the address referred to above so as to be received not later than 4.00 p.m. (local time) on 2nd June 2006 (the "Election Date"). No acknowledgement of receipt of the form will be issued.

PART A — SCRIP ELECTION

(1) Ordinary shares of US$0.25 each registered in your name at the close of business on 21st April 2006. (See note (i))	(2) Complete this box only if you wish your scrip election to be based on only part of your holding. (See note (ii))	(3) Enter a tick (✓) to effect a permanent scrip election in respect of all future dividends to which a scrip election applies. (See note (iii))

Notes: (i) If you wish to elect to receive new ordinary shares in respect of all of your holding shown in box (1) but not to make an election in respect of any future dividends, simply sign and return this form and do not complete boxes (2) or (3). Fractional entitlements to new ordinary shares will not be issued and the balance of the scrip dividend entitlement will be paid in cash (See enclosed letter).

(ii) If you wish to elect to receive new ordinary shares in respect of only part of your holding shown in box (1) and to receive a cash dividend on the balance, you should enter in box (2) the number of ordinary shares to which you wish your election to apply and sign and return this form. If this number gives rise to a fraction of a new ordinary share, the number will be amended by rounding it down to the nearest available holding which will give a multiple of whole shares and your cash dividend entitlement will be increased accordingly. Do not complete box (3) as you will in future receive a Form of Election and Mandate for any dividends to which a scrip alternative applies.

(iii) If you wish to make a permanent election to receive new ordinary shares in respect of your maximum eligible holding in respect of this and future dividends, where such option is available, simply put a tick (✓) in box (3) and sign and return this form but do not complete box (2). Fractional entitlements for new ordinary shares will not be issued but will be retained (without interest) and applied for your benefit in future scrip dividend schemes (See enclosed letter). Permanent elections are revocable by notice in writing to M & C Services Private Limited. A permanent election cannot be made in respect of only part of a registered holding.

To the Directors of Jardine Matheson Holdings Limited

I/We the undersigned being the abovenamed shareholder(s) give notice of election to receive new ordinary shares in lieu of cash in respect of my/our full holding as set out in box (1) or in respect of my/our partial holding as set out in box (2) above, as appropriate and, if indicated in box (3) above, to effect a permanent election in respect of all future dividends to which a scrip alternative applies.

I/We certify that the beneficial owner(s) of existing securities electing the scrip dividend option as indicated above is/are not a U.S. person(s) (as defined in Regulation S of the U.S. Securities Act of 1933) or a Canadian person.

Tel. No.	

Signed (usual signature(s))

— In the case of a corporation, this form should be signed on its behalf by a duly authorized official whose office should be stated. (1) .... (2) ....

— In the case of joint holders, all must sign.

Date .... (3) .... (4) ....

62E

THIS DOCUMENT IS IMPORTANT AND NOT TRANSFERABLE. If you have any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

This form should be returned to M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.

Jardine Matheson

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Holdings Limited

FINAL DIVIDEND FOR 2005 — FORM OF NOTIFICATION

TAKE NO ACTION UNLESS YOU WISH TO RECEIVE A CASH DIVIDEND IN WHOLE OR IN PART

New ordinary shares will automatically be issued on 21st June 2006 in respect of all of your holding shown in box (1) below. If you wish to revoke your Mandate and receive cash in whole or in part, you must complete part B and return this form to M & C Services Private Limited at the address referred to above so as to be received not later than 4.00 p.m. (local time) on 2nd June 2006 (the "Election Date"). No acknowledgement of receipt of the form will be issued.

PART A — RECORD OF YOUR HOLDING AND VALUE OF FRACTIONAL ENTITLEMENT BROUGHT FORWARD

(1) Ordinary shares of US$0.25 each registered in your name at the close of business on 21st April 2006.	(2) Value of any fractional entitlement in United States Dollars brought forward from previous dividend(s). (See note (i))

PART B — NEW ELECTION (See note (ii))

I/We wish to revoke my/our existing Mandate as follows:

(only one box should be chosen and all persons completing this part should sign this form)

(a) **Revocation and Partial Election**
Complete box (3) if you wish to make a partial election to receive ordinary shares for the current dividend only; **or**

(3) State the amount of your holding on which the allocation should be calculated. (See note (iii))

(b) **Revocation without Partial Election**
Enter a tick (✓) in box (4) if you require a full election for cash.

(4) Full election for cash.

Notes: (i) Fractional entitlements to new ordinary shares will not be issued. The fractional entitlement, as shown in box (2), has been retained and will apply (without interest) for your benefit in the current dividend to which a scrip alternative applies.

(ii) If you wish your existing Mandate to be revoked, you must complete and sign this form and return it to M & C Services Private Limited at the address referred to above, so as to be received not later than the Election Date. Unless this is done you will receive new ordinary shares in respect of all of your holding shown in box (1) above. If you revoke your existing Mandate, you will in future receive a Form of Election and Mandate for any dividends to which a scrip alternative applies.

(iii) If box (3) is completed with a number which will give rise to a fraction of a new ordinary share, the number will be amended by rounding it down to the nearest available holding which will give a multiple of whole shares and your cash dividend entitlement will be increased accordingly.

To the Directors of Jardine Matheson Holdings Limited

I/We the undersigned being the abovenamed shareholder(s) give notice to revoke my/our Mandate and elect to receive my/our current dividend as set out in (a) or (b) above:

Tel. No.	

Signed (usual signature(s))

— In the case of a corporation, this form should be signed on its behalf by a duly authorized official whose office should be stated.
— In the case of joint holders, all must sign.

(1) .... (2) ....

Date .... (3) .... (4) ....

03E

in respect of any future dividends, simply sign and return this form and do not complete boxes (3) or (4). Fractional entitlements to new ordinary shares will not be issued and the balance of the scrip dividend entitlement will be paid in cash (See enclosed letter).

(ii) If you wish to elect to receive new ordinary shares in respect of only part of your holding shown in box (1) and to receive a cash dividend on the balance, you should enter in box (3) the number of ordinary shares to which you wish your election to apply and sign and return this form. If this number gives rise to a fraction of a new ordinary share, the number will be amended by rounding it down to the nearest available holding which will give a multiple of whole shares and your cash dividend entitlement will be increased accordingly (See part B). Do not complete box (4) as you will in future receive a Form of Election and Mandate for any dividends to which a scrip alternative applies.

(iii) If you wish to make a permanent election to receive new ordinary shares in respect of your maximum eligible holding in respect of this and future dividends, where such option is available, simply put a tick (✓) in box (4) and sign and return this form but do not complete box (3). Fractional entitlements for new ordinary shares will not be issued but will be retained (without interest) and applied for your benefit in future scrip dividend schemes (See enclosed letter). Permanent elections are revocable by notice in writing to Capita Registrars. A permanent election cannot be made in respect of only part of a registered holding.

To the Directors of Jardine Matheson Holdings Limited

I/We the undersigned being the abovenamed shareholder(s) give notice of election to receive new ordinary shares in lieu of cash in respect of my/our full holding as set out in box (1) or in respect of my/our partial holding as set out in box (3) above, as appropriate and, if indicated in box (4) above, to effect a permanent election in respect of all future dividends to which a scrip alternative applies.

I/We certify that the beneficial owner(s) of existing securities electing the scrip dividend option as indicated above is/are not a U.S. person(s) (as defined in Regulation S of the U.S. Securities Act of 1933) or a Canadian person.

Tel. No.	

Signed (usual signature(s))

- In the case of a corporation, this form should be signed on its behalf by a duly authorized official whose office should be stated.
- In the case of joint holders, all must sign.

(1)... (2)...

Date... (3)... (4)...

PART B - CURRENCY ELECTION FOR CASH DIVIDEND

Enter a tick (✓) to indicate which currency you wish your total cash dividend or any partial election as set out in box (3) above to be paid. If no election is made the cash element will be paid in the currency stated in box (2) above.

United States $ ☐

£ Sterling ☐

I/We wish to revoke my/our existing Mandate as follows:
(only one box should be chosen and all persons completing this part and part C below should sign this form)

(a) **Revocation and Partial Election**
Complete box (3) if you wish to make a partial election to receive ordinary shares for the current dividend only (and see part C in relation to currency election for any cash element); **or**

(3) State the amount of your holding on which the allocation should be calculated. (See note (iii))

(b) **Revocation without Partial Election**
Enter a tick (✓) in box (4) if you require a full election for cash. (See part C)

(4) Full election for cash.

Notes:

(i) Fractional entitlements to new ordinary shares will not be issued. The fractional entitlement, as shown in box (2), has been retained and will apply (without interest) for your benefit in the current dividend to which a scrip alternative applies.

(ii) If you wish your existing Mandate to be revoked, you must complete and sign this form and return it to Capita Registrars at the address referred to above, so as to be received not later than the Election Date. Unless this is done you will receive new ordinary shares in respect of all of your holding shown in box (1) above. If you revoke your existing Mandate, you will in future receive a Form of Election and Mandate for any dividends to which a scrip alternative applies.

(iii) If box (3) is completed with a number which will give rise to a fraction of a new ordinary share, the number will be amended by rounding it down to the nearest available holding which will give a multiple of whole shares and your cash dividend entitlement will be increased accordingly. (See part C)

To the Directors of Jardine Matheson Holdings Limited
I/We the undersigned being the abovenamed shareholder(s) give notice to revoke my/our Mandate and elect to receive my/our current dividend as set out in (a) or (b) above:

Tel. No.	

Signed (usual signature(s))

- In the case of a corporation, this form should be signed on its behalf by a duly authorized official whose office should be stated.
- In the case of joint holders, all must sign.

(1).. (2)..

Date.. (3).. (4)..

PART C - CURRENCY ELECTION FOR CASH DIVIDEND

Enter a tick (✓) to indicate which currency you wish your cash element of any election set out in part B above to be paid. If no election is made the cash element will be paid in United States Dollars.

United States $ ☐

£ Sterling ☐

Capita Printing Services, Kent - 40668

THIS DOCUMENT IS IMPORTANT AND NOT TRANSFERABLE. If you have any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

This form should be returned to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England.

Jardine Matheson

| Jardine Matheson Holdings Limited

FINAL DIVIDEND FOR 2005 - FORM OF ELECTION AND MANDATE

YOU NEED TAKE NO ACTION IF YOU SIMPLY WISH TO RECEIVE CASH UNDER YOUR EXISTING CURRENCY ELECTION. You must complete parts A and B, as appropriate, if you wish to receive new ordinary shares wholly or partly in lieu of cash and/or make a permanent revocable election for new ordinary shares in lieu of the current and future dividends. You must complete part B if you wish to receive cash in a different currency other than that shown in box (2) in part A. The completed form must be returned to Capita Registrars at the address referred to above so as to be received not later than 4.00 p.m. (local time) on 2nd June 2006 (the "Election Date"). No acknowledgement of receipt of the form will be issued.

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

PART A - SCRIP ELECTION

(1) Ordinary shares of US$0.25 each registered in your name at the close of business on 21st April 2006. (See note (i))	(2) Existing currency election.	(3) Complete this box only if you wish your scrip election to be based on only part of your holding. (See note (ii) **and part B**)	(4) Enter a tick (✓) to effect a permanent scrip election in respect of all future dividends to which a scrip election applies. (See note (iii))

Notes: (i) If you wish to elect to receive new ordinary shares in respect of all of your holding shown in box (1) but not to make an election

[redacted]

THIS DOCUMENT IS IMPORTANT AND NOT TRANSFERABLE. If you have any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

This form should be returned to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England.

Jardine Matheson

Jardine Matheson Holdings Limited

FINAL DIVIDEND FOR 2005 - FORM OF NOTIFICATION

TAKE NO ACTION UNLESS YOU WISH TO RECEIVE A CASH DIVIDEND IN WHOLE OR IN PART

New ordinary shares will automatically be issued on 21st June 2006 in respect of all of your holding shown in box (1) below. If you wish to revoke your Mandate and receive cash in whole or in part, you must complete parts B and C, as appropriate, and return this form to Capita Registrars at the address referred to above so as to be received not later than 4.00 p.m. (local time) on 2nd June 2006 (the "Election Date"). No acknowledgement of receipt of the form will be issued.

PART A - RECORD OF YOUR HOLDING AND VALUE OF FRACTIONAL ENTITLEMENT BROUGHT FORWARD

(1) Ordinary shares of US$0.25 each registered in your name at the close of business on 21st April 2006.	(2) Value of any fractional entitlement in United States Dollars brought forward from previous dividend(s). (See note (i))

PART B - NEW ELECTION (See note (ii))